AR/S

P.E.
12-31-01

MAY 6

Techdyne, Inc.

2001 Annual Report

Techdyne, Inc.

2230 West 77th Street
Hialeah, Florida 33016

April 30, 2002

To: Our Shareholders

From: Samuel J. Russell

Subject: Invitation to the Techdyne, Inc. 2002 Annual Meeting of Shareholders

Management is extending its invitation to you to attend our annual meeting on June 5, 2002. The annual meeting is being held at the Company's executive offices located at 2230 West 77th Street, Hialeah, Florida at 11:00 a.m. In addition to the formal items of business to be addressed at the annual meeting, I will review the major developments of 2001 and answer questions you may have concerning the Company.

This booklet includes the Notice of Annual Meeting and the Information Statement. Proxies are not being solicited since a quorum exists for the meeting through Simclar International Holdings Limited's 72.1% ownership of Techdyne, Inc. The Information Statement provides details as to quorum and voting requirements. The Information Statement also describes the business we will conduct at the meeting, specifically the election of seven directors, and provides information about Techdyne, Inc.

We look forward to seeing you at the annual meeting.

Samuel J. Russell
Chairman of the Board and
Chief Executive Officer

TECHDYNE, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Wednesday, June 5, 2002
Time: 11:00 a.m.
Place: Executive Offices
2230 West 77th Street
Hialeah, Florida 33016
(305) 556-9210

Dear Shareholder:

You are cordially invited to attend the 2002 Techdyne, Inc. Annual Meeting of Shareholders at which the shareholders will:

1. Elect seven directors; and

2. Transact any other business that may properly be presented at the annual meeting.

If you were a shareholder of record at the close of business on April 10, 2002, you are entitled to vote at the annual meeting.

Your copy of the Annual Report on Form 10-K of Techdyne, Inc. for 2001 is enclosed.

By order of the Board of Directors

David L. Watts
Corporate Secretary

April 30, 2002

INFORMATION STATEMENT
FOR
TECHDYNE, INC.
2002 ANNUAL MEETING OF STOCKHOLDERS

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Q: Why did you send me an Information Statement?

A: Management of Techdyne, Inc. is asking you to attend and vote at the 2002 annual meeting. This Information Statement summarizes the information you need to know to vote judiciously.

Q: Why did you not send me a proxy?

A: This is because a quorum already exists based upon the approximately 72.1% ownership of Techdyne's voting securities by Simclar International Holdings Limited, our parent company.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Q: What does a quorum mean?

A: A quorum means a majority of the outstanding shares. The annual meeting may only proceed if a quorum is present at the meeting. A majority of the outstanding shares will be present at the meeting through Simclar. At April 10, 2002, the record date, there were 6,556,990 shares of Techdyne common stock outstanding. Simclar owns 4,729,520 shares of Techdyne common stock or approximately 72.1% of the votes. A shareholder list will be available at our executive offices in Hialeah, Florida at the meeting and for 10 days prior to the meeting for your review.

Q: Who is entitled to vote?

A: Shareholders who owned Techdyne common stock at the close of business on April 10, 2002, the record date.

Q: How many votes do I have?

A: Each share of common stock is entitled to one vote. Techdyne is sending this Information Statement, the attached Notice of Annual Meeting, and our 2001 Annual Report, which includes our financial statements, on or about April 30, 2002 to all shareholders entitled to vote.

Q: What am I voting on?

A: Election of seven directors, Messrs. Samuel J. Russell, Barry Pardon, John Ian Durie, Lytton Crossley, Thomas Foggo, Kenneth Greenhalgh, and Ms. Christina M. J. Russell, each for a one year term.

Q: How do I vote?

A: By attending the annual meeting. At that time you will be given a ballot and you may vote your shares. If your shares of Techdyne common stock are held in the name of a broker, bank or other nominee, you must bring an account statement or letter from the nominee showing you were the beneficial owner of the shares on April 10, 2002, the record date.

Q: Is my vote confidential?

A: Yes. Only the inspectors of election and other employees of Techdyne assisting in tallying the vote will have access to your vote and comments, unless you tell us to disclose such information.

Q: Who counts the votes?

A: We appoint two persons to act as inspectors of election, who each take an oath to accept that responsibility and certify the voting to the Board.

Q: What does it mean if I receive more than one Information Statement?

A: Your shares of Techdyne common stock are probably registered in more than one name or account. It would be appreciated if you would contact our transfer agent, Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004 (Attention: Proxy Department) and tell them to put all your accounts registered in the same name at the same address; and if there is more than one Techdyne shareholder at that address, that you have no objection and would prefer only one Notice of Annual Meeting and registration statement be sent to that address for all persons holding Techdyne common stock at that address.

Q: How much common stock do officers and directors own?

A: Approximately 4,963,553 shares or approximately 75.7% of our common stock as of the record date. This includes Simclar's 72.1% (4,729,520 shares) of Techdyne common stock ownership, since Mr. Samuel Russell, our Chairman and Chief Executive Officer, and Mrs. Christina M.J. Russell, a director, own 100% of the shares of Simclar.

Q: Who are the largest principal shareholders?

A: As of the record date, other than Simclar's 72.1% ownership, Mr. Barry Pardon (owns 2.9%, which includes an option to purchase 100,000 shares of our common stock), our President and a director, is the largest holder of Techdyne common stock. See "Information About Directors and Executive Officers" and "Beneficial Ownership of the Company's Securities."

Q: Who sends out the Information Statements and Annual Reports and what are the costs?

A: The Company is sending out the Information Statement and Annual Report to shareholders.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward these materials to their principals and we will reimburse them for their reasonable expenses in forwarding the materials. Techdyne pays all expenses of preparing and delivering the Information Statements and Annual Reports, including printing, envelopes, mailing and similar out-of-pocket expenses.

Q: Who is eligible to submit a proposal?

A: To be eligible, you must have continuously held at least $2,000 in market value, or 1%, of Techdyne's common stock for at least one year by the date you submit the proposal. You must continue to hold your Techdyne shares through the date of the meeting. Please remember that Simclar's 72.1% ownership will determine the outcome of any proposal.

Q: When are the year 2003 shareholder proposals due?

A: Shareholder proposals must be submitted in writing by December 26, 2002 to David L. Watts, corporate Secretary, Techdyne, Inc., 1784 Stanley Avenue, Dayton, Ohio 45404. Any proposal should provide the reasons for it, the text of any resolution, and must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the SEC.

PROPOSALS

1. Election of Directors

Nominees for election to a one-year term are:

Name	Age	Position with the Company	Position Held Since
Samuel J. Russell	56	Chairman of the Board and Chief Executive Officer	2001
Barry Pardon	50	President and Director	1991 1990
John Ian Durie	45	Director	2001
Christina M. J. Russell	57	Director	2001
Lytton Crossley*	66	Director	1999
Thomas Foggo*	58	Director	2001
Kenneth Greenhalgh*	57	Director	2001

* Member of the Audit Committee.

There is no nominating committee. Nominations for directors are considered by the entire Board.

The affirmative vote of a plurality of the shares of common stock represented at the meeting is required to elect the nominees as directors. Abstentions and votes withheld for any nominee will have the same effect as a vote against a director's re-election.

Simclar owns 4,729,520 shares or approximately 72.1% of the voting stock of the Company, and intends to vote all of its shares in favor of the election of the seven nominees of management for directors, thereby assuring their election as directors.

The nominees have consented to serve on the Board. Each nominee has served as a director of the Company last year, after Simclar acquired its ownership of the Company. If any nominee is unable to serve for any reason, the parent's controlling block of our common stock will be voted for any substitute nominee as designated by the Board.

For more information about the directors and executive officers see "Information about Directors and Executive officers."

Other Matters to be Presented to Shareholders

Management is not currently aware of any other matter to be presented for action at the annual meeting other than the election of seven directors, Proposal No. 1 in the accompanying Notice of Annual Meeting of Shareholders, and management does not presently intend to bring any other matter before the meeting.

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors

The Board of Directors oversees the business and affairs of Techdyne and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in the Company's day-to-day operations. The Board is kept knowledgeable and informed through discussions with the Chairman, other directors, executives and advisors (counsel, outside auditors, investment bankers and other consultants), by reading reports, contracts and other materials sent to them and by participating in Board and committee meetings.

The Board met 6 times during 2001, including quarterly and special meetings and action taken by unanimous written consent in lieu of a meeting. All directors participated at all the meetings, either present in person or by telephone conference call.

Directors Standing For Election

Samuel J. Russell has served as managing director and principal shareholder of Simclar International Limited ("Simclar") since April 1976. Since May 28, 1992 Mr. Russell has served as a director of Pioneer Security Systems Limited, a Scottish company located in Edinburgh, Scotland, which provides home security services for residential properties owned by City Councils in Scotland and England. Since June 15, 1998, he has served as a director of Russmarr Limited, a Scottish company located in Edinburgh, Scotland, which is engaged in the development of electronic alarms for use in residential properties. Since June 27, 2001, he has served as Chairman of the Board and Chief Executive Officer of Techdyne, Inc.

Barry Pardon joined the Company in November 1980 as national sales manager and initiated the independent manufacturer representatives' sales force. Mr. Pardon became Vice President of Marketing in 1981, was appointed Executive Vice President (Marketing) in 1988, and was appointed President in November 1991. Mr. Pardon is Chairman of the Board of Lytton Incorporated ("Lytton") and a director.

John Ian Durie was a partner in Rutherford Manson Dowds, Chartered Accountants, from January 1, 1996 through June 30, 1999, when the firm merged with Deloitte & Touche, Edinburgh, Scotland. He served as a partner at Deloitte & Touche from that date until joining Simclar International Limited as Finance Director on June 1, 2001.

Christina Margaret Janet Russell has served as a director of Simclar Intentional Limited since April 1976. She served as a director of Pioneer Security Systems since May 28, 1992 and as a director of Russmarr Limited since June 15, 1998. She is the wife of Samuel J. Russell.

Lytton Crossley established Lytton Incorporated in 1979 and was its Chairman and President through July 31, 1997, at which time Lytton was acquired by the Company. He remained as President of Lytton until August 1998. See Item 13, "Certain Relationships and Related Transactions."

Thomas C. Foggo has been a senior partner of Skene Edwards W. S., Solicitors and Notaries, Edinburgh, Scotland since January 1, 1990.

Kenneth Greenhalgh has been managing director of OPT Limited, a Scottish management consulting company. Mr. Greenhalgh has been a director of OPT Limited since May 1984. Over the past five years, he has served as a management consultant to Simclar and other companies.

Other Executive Officers

Name	Age	Position	Held
David L. Watts	59	Chief Financial Officer and Secretary	1999 2001

David L. Watts joined Lytton in 1993 as Chief Financial Officer. Techdyne acquired Lytton in 1997. He became Chief Financial Officer of Techdyne in 1999 and Secretary in 2001.

Board Committees

The Company has an Audit Committee consisting of Messrs. Crossley, Foggo and Greenhalgh. The Audit Committee met two times in 2001, sometimes alone, with management, and with our independent auditors. The Audit Committee is responsible for recommending to the Board of Directors the firm of independent accountants to serve the Company, reviewing fees, services and results of the audit by such independent accountants, reviewing the accounting books and records of the Company and reviewing the scope, results and adequacy of the internal audit control procedures of the Company. The Audit Committee reviewed our annual and quarterly results, the Audit Committee Report (see below), and Company disclosure filings, before filing.

The Company also has a stock option committee, consisting of Messrs. Russell, Pardon and Durie. This committee considers new option plans and the granting of incentive and non-qualified options, eligible participants, the extent of the options and their terms, and makes its recommendation to the Board.

Compensation of Directors

No standard arrangements for compensating directors for services as directors or for participating on any committee exists. We reimburse directors for travel and related out-of-pocket expenses incurred in attending shareholder, Board and committee meetings, which expenses have been minimal.

Report of the Audit Committee

Under the guidance of its written Audit Committee Charter, which was adopted in June 2000, the Audit Committee is charged with overseeing the accounting, reporting practices, and the quality and integrity of financial reports of our Company.

The Board of Directors evaluated the independence of each member of the Audit Committee. As part of its evaluation, the Board of Directors determined, in the exercise of its business judgement, that Messrs. Crossley, Foggo, and Greenhalgh are independent under the Rules of Nasdaq and are financially literate, each in his own capacity.

Management has the primary responsibility for the system of internal controls and the financial reporting process. Our independent accountants have the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards. The Audit Committee has the responsibility of monitoring and overseeing these processes.

In fulfilling its responsibilities, the Audit Committee recommended to the Board the selection of the Company's independent accountants, PriceWaterhouseCoopers, for 2001. PriceWaterhouseCoopers has discussed with the Audit Committee and provided written disclosures to the Audit Committee as to (1) PriceWaterhouseCoopers' independence as required by the Independence Standards Board, and (2) the matters required to be communicated under generally accepted auditing standards.

The Audit Committee reviewed with our Chief Financial Officer and with our independent auditors the overall scope and specific plans for their audit, the results of their examinations, their evaluating of the Company's internal controls, and the overall quality of Techdyne, Inc.'s accounting and financial reporting.

The committee reviewed and discussed with management and the independent accountants the Company's audited financial statements.

Following these actions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the SEC.

The Audit Committee

Lytton F. Crossley
Thomas C. Foggo
Kenneth Greenhalgh

April 9, 2002

INDEPENDENT PUBLIC ACCOUNTANTS

The Company expects that PricewaterhouseCoopers, independent public accountants, will continue as auditors for the Company for the 2002 fiscal year. PricewaterhouseCoopers served as the independent auditors for the Company for the 2001 fiscal year and throughout the periods covered by the Company's financial statements. Representatives of PricewaterhouseCoopers are not expected to attend the Annual Meeting. If representatives from PricewaterhouseCoopers attend the Annual Meeting they will be given the opportunity to make a statement if they desire and they will be available to respond to appropriate questions.

FEES OF THE INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers for professional services for the audit of the Company's 2001 financial statements totaled $68,000.

Financial Information Systems Design and Implementation Fees

PricewaterhouseCoopers billed the Company no fees for professional services for information and technology services relating to financial information systems design and implementation for the year ended December 31, 2001.

All Other Fees

PricewaterhouseCoopers billed the Company no fees for services rendered to the Company, other than the services described under "Audit Fees" and "Financial Information Systems Design and Implementation Fees" for the year ended December 31, 2001.

EXECUTIVE COMPENSATION

The Summary Compensation Table below sets forth compensation paid by the Company and its subsidiaries for the last three fiscal years ended December 31, 2001 for services in all capacities for its Chief Executive Officer and President, as well as the Company's former Chief Executive Officer and former Senior Vice President and Treasurer. No other executive officer of the Company received a total annual salary, bonus or other compensation, which exceeded $100,000.

Summary Compensation Table

(a)	(b)	(c)		(d)		(e)
						Securities
				Other Annual		Underlying
Name and Principal Position	Year	Salary ($)		Compensations		Options/SAR(#)
Samuel J. Russell, Chairman and	2001	-	(1)	-	(1)	
Chief Executive Officer						
Thomas K. Langbein,	2001	-	(1)	-	(1)	
former Chief Executive Officer (5)	2000	-	(1)	-	(1)	
	1999	-	(1)	-	(1)	
Barry Pardon, President	2001	173,345	(2)	6,311	(3)	
	2000	146,400	(2)	6,311	(3)	
	1999	149,600	(2)	6,700	(3)	
Joseph Verga, former Senior	2001	126,216	(2)	2,115	(4)	65,000
Vice President and Treasurer (6)	2000	113,800	(2)	1,900	(4)	
	1999	100,700	(2)	1,600	(4)	

(1) Messrs. Russell and Langbein were not compensated by the Company in 2001, but were instead compensated by Simclar and Medicore, respectively, for each period reported.

(2) All compensation paid by the Company.

(3) Automobile lease and related expenses and term life insurance premiums ($300) for each of 1999, and automobile and related expenses in the amount of $6,000 and life insurance premiums in the amount of $311 for 2001 and 2000, paid by the Company.

(4) Automobile lease and related expenses and term life insurance premiums ($300) in 1999, and automobile and related expenses in the amount of $1,804 and $1,596 for 2001 and 2000, respectively, and life insurance premiums in the amount of $311 for 2001 and 2000, paid by the Company.

(5) Mr. Langbein's employment with the Company terminated on June 27, 2001.

(6) Mr. Verga served as the Company's Senior Vice President, Treasurer and a director until June 27, 2001.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Mr. Pardon has a five year employment agreement with Techdyne through December 31, 2005, Mr. Pardon's employment agreement provides for the following:

- base annual salary of $130,000 and performance bonus at the discretion of the CEO;
- automobile, travel and entertainment expenses;
- termination may occur by (i) expiration of the term; (ii) death of Mr. Pardon; (iii) Mr. Pardon's disability; (iv) conviction of a crime, failure to carry out policies of the Company, dishonest practice, conduct prejudicing the Company or breach of the employment agreement;
- severance, which is per contract twelve months' salary, only paid upon death or termination without cause; and
- non-competition for one year from termination; restrictions on Mr. Pardon calling upon customers or suppliers of the Company, diverting customers, services, or products of the Company, or disclosing any trade secrets.

Options, Warrants or Rights

1995 Options

- non-qualified;
- 152,500 granted to eight directors of the Company and its subsidiaries and counsel;
- 145,000 exercised at $1.75 per share on February 25, 2000, cash for par value, the balance with three-year non-recourse promissory notes at 6.19% interest (at the coupon issue yield of a 52-week U.S. Treasury bill) secured by the common stock held in escrow;
- voting rights held by share owner provided no default exists under the note;
- restriction on transfer of these shares until the exercise price has been paid in full;
- 1995 Option History:
  - 145,000 exercised
  - 7,500 expired
  - 0 outstanding

1997 Stock Option Plan

- the 1997 Stock Option Plan expires June 5, 2002;
- grants available to officers, directors, consultants, key employees, advisors and similar parties;
- options, non-qualified and incentive, up to five years, vesting, and exercise price established by Board or stock option committee;
- options, at discretion of Board, may be exercised either with cash, common stock with fair market value equal to cash exercise price, optionee's personal recourse or non-recourse note, at the discretion of the Board, or assignment to the Company of sufficient proceeds from sale of common stock acquired upon exercise of the option with an authorization to the broker to pay that amount to the Company, or any combination of such payments;
- termination of optionee's affiliation with the Company by optionee as a result of:
  - death, disability or retirement after age 65 -- exercisable for nine months but not beyond option expiration date

- termination for cause -- right to exercise terminates immediately
- any other termination -- 30 day exercise

- options are non-transferable, except by laws of descent and distribution or change in control;
- forced redemption at formulated prices upon change in control of the Company which includes (i) sale of substantially all the assets of the Company or its merger or consolidation, (ii) majority of Board changes other than by election of shareholders pursuant to Board solicitations or vacancies filled by Board caused by death or resignation, or (iii) a person or group acquires or makes a tender offer for at least 25% of the Company's common stock; optionee may waive redemption;
- 1997 Plan history to March 20, 2001:
  - 500,000 reserved for issuance
  - 555,000 granted
  - none exercised
  - 144,000 cancelled
  - 411,000 outstanding:

    320,000 exercisable at $3.25 per share through June 22, 2002 (155,000 non-qualified, 170,000 incentive)

    31,000 exercisable at $4.00 per share; expiration dates range from June 29, 2002 to December 14, 2002; all incentive options

    60,000 exercisable at $2.00 per share, exercisable for three years, with one third vested, one third vesting on October 16, 2001 and one third vesting on October 16, 2002, but based on the change in control of the Company (see Notes 4,5 and 13 to the financial statements), all options vested on June 27,2001.

The exercise price of all options is 100% or greater of the fair market value of the common stock on the date of grant.

Option/SAR Grants In Last Fiscal Year

The Company did not award any Options/SAR Grants in the year ended December 31, 2001.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Options/SAR Values

(a) Name	(b) Shares Acquired on Exercise (#)	(c) Value Realized ($)	(d) Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	(e) Value of Unexercised In-the-Money Options/SARs at FY-End (#) Exercisable/ Unexercisable
Barry Pardon	0	0	100,000 / 0	0(1)
David L. Watts	0	0	25,000 / 0	0(2)

(1) The options are exercisable at $3.25 per share through June 22, 2002. The options were out-of-the-money, since the closing price of the common stock as reported by NASDAQ at April 10, 2002 was $1.00.

(2) The options are exercisable, 10,000 at $4.00 per share through June 29, 2002 and 15,000 at $2.00 per share through October 15, 2003. The options were out-of-the-money, since the closing price of common stock as reported by NASDAQ on April 10, 2002 was $1.00.

BOARD EXECUTIVE COMPENSATION REPORT

We have no executive compensation committee. Compensation of our executive officers is considered by the entire Board of Directors. Only Barry Pardon, President and director of the Company, has an employment agreement with the Company.

Executive compensation is structured to motivate management to create and sustain shareholder value. The Board attempts to accomplish this goal by:

- aligning the interests of management and shareholders through stock ownership; and
- seeking growth and performance of the Company by attracting, retaining and motivating talented executives and employees through competitive compensation.

The Structure of Executive Compensation

The elements of executive compensation include:

- base pay;
- long-term incentives; and
- special awards in recognition of extraordinary efforts and achievements.

Base Pay

Base pay is determined by individual performance and position with and responsibilities to the Company. We also try to be competitive with salaries of companies in our industry in an attempt to be able to maintain quality executives. Base salaries for management are below major competitors, which are much larger with greater financial resources than the Company.

Responsibilities of Chairman of the Board, Chief Executive Officer and President

Samuel J. Russell, Chairman of the Board and Chief Executive Officer, and Barry Pardon, President and director, who have been affiliated with the Company for 1 year and 22 years, respectively, are chiefly responsible for the Company's performance.

Mr. Pardon has been one of the motivating forces behind the Company's stability, implementing efficiency programs, expansion of products, services and customer base, and keeping the Company current with technological changes in the industry. He, together with Mr. Russell, directs our operations and continuously seeks new areas of growth. Mr. Pardon was responsible for the Lytton acquisition, which has strengthened our financial, sales and manufacturing positions and expanded our operations into new geographic areas, broadening our product line and enabling us to better serve our customer base with enhanced product choices.

The Board considers all these factors in evaluating the performance and setting the compensation of Mr. Pardon as President. The Board also considered the direction of our operations and the establishment and implementation of our business strategy. Mr. Pardon did not participate in decisions affecting his own compensation.

Long-term Incentives

Long-term incentive awards for executives usually take the form of granting stock options under our option plans or granting restricted stock awards, meaning shares which cannot be publicly sold for a certain period of time, usually from one to two years. We believe the granting of stock options or restricted shares helps align the interests of the Company's executives with our shareholders. This is premised on the basic principal that the executives will receive value only if the market value of our common stock increases over time. Market price should increase if management strives to improve the Company's operations and profitability. Our revenues have increased over the years and we have been profitable, although recently at reduced amounts. Our stock prices have remained relatively consistent during past years in a range of $.77 to $1.50. See Item 5, "Market for the Registrant's Common Equity and Related Stockholder Matters," Item 6, "Selected Financial Data," and Item 7, "Management's Discussion and Analysis Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2001 accompanying this Information Statement.

Special Awards

Special awards may be granted from time to time in recognition of extraordinary efforts and achievements, as well as prospective contributions and services. Such awards may arise based upon an executive's extraordinary efforts in accomplishing expansion, acquisitions, increasing market share and similar events. The extent to which the Company makes awards in these situations is evaluated on a case by case basis.

Submitted by the Board of Directors

Samuel J. Russell

John Ian Durie
Christina M. J. Russell
Lytton F. Crossley

Barry Pardon
Thomas C. Foggo
Kenneth Greenhalgh

PERFORMANCE GRAPH

The following graph shows a five-year comparison of cumulative total shareholder returns for the Company, the NASDAQ Market Index and the Electronic Components Industry Index. The cumulative total shareholder returns on the Company's common stock was measured by dividing the difference between the Company's share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period. The total shareholder return assumes $100 invested at the beginning of the period in the Company's common stock, in the NASDAQ Market Index and the Electronic Components Industry Index. We did not pay dividends on our common stock during the measurement period and the calculations of cumulative total shareholders return on the common stock did not include dividends.

Comparison of Five Year Cumulative Total Returns Among Techdyne, NASDAQ Market Index and Electronic Components Industry Index



DOLLARS
400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
TECHDYNE, INC.
SIC CODE INDEX
NASDAQ MARKET INDEX

<u>**Measurement Period**</u>

(Fiscal Year Covered)	Techdyne, Inc.	Nasdaq Index	Electronic Components Industry Index
	$100.00	$100.00	$100.00
December 31, 1997	$ 77.78	$122.32	$106.41
December 31, 1998	$ 43.33	$172.52	$155.75
December 31, 1999	$ 43.89	$304.29	$329.65
December 31, 2000	$ 23.34	$191.25	$248.40
December 31, 2001	$ 17.24	$152.46	$197.80

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain of the officers and directors of the Company are officers and/or directors and/or consultants of Simclar, which owns approximately 72.1% of the voting stock of the Company, including, (1) Samuel J. Russell, managing director of Simclar International and 90% owner of Simclar, who is Chairman of the Board and Chief Executive Officer of our Company; (2) Christina Margaret Janet Russell, the wife of Samuel Russell and a Director of Simclar International and 10% owner of Simclar, who is a Director of our Company; (3) Thomas Foggo, senior partner of Skene Edwards, W.S., counsel to Simclar, who is a Director of our Company; (4) John Ian Durie, Finance Director of Simclar, who is a Director of our Company; and (5) Kenneth Greenhalgh, a management consultant to Simclar, who is a director of our Company.

In May 2001, Techdyne (Europe) entered into a management agreement with Simclar International whereby it undertook to manufacture products for Techdyne (Europe) and assist in management coordination. Effective February 28, 2002, the Company cancelled the management agreement, and entered into an agreement to transfer to Simclar International all operating assets and liabilities of Techdyne (Europe) with the exception of the land and building. Following the transfer of the assets of Techdyne (Europe) to Simclar International, the one in-house salesperson of Techdyne (Europe) transferred employment to Simclar International.

Simclar provides certain financial and administrative services to the Company under a service agreement. The amount of expenses covered under the service agreement totaled $154,000 in 2001. Subsequent to Medicore's sale of its majority ownership interest to Simclar on June 27, 2001, Medicore continued to provide certain financial and administrative services to the Company under a service agreement through July 15, 2001, the effective date of cancellation of the agreement. The amount of expenses allocated by former parent Medicore under the service agreement totaled $195,000 in 2001.

In 1996, Lytton sold its offices and operating facility to Stanley Avenue Properties, Ltd., a limited liability company whose membership includes Lytton and Pat Crossley. Stanley Avenue Properties, Ltd. acquired the facilities in exchange for a note to Lytton and the assumption of two mortgage notes. The note receivable from Stanley Avenue Properties, Ltd. of approximately $139,000 was repaid on July 31, 1997 upon our acquisition of Lytton. Stanley Avenue Properties, Ltd. leased the property to Lytton. In connection with the acquisition of Lytton by the Company, the lease was renegotiated to a five year lease through July 31, 2002 with monthly lease payments of approximately $17,900 for the first year, adjusted in subsequent years for the change in the consumer price index, and contains two renewal options each for five years of the then fair market rental value. The Company has exercised its option to renew the lease on this facility through July 31, 2007. See Item 2, "Properties" of our Annual Report on Form 10-K for the year ended December 31, 2001 accompanying this Information Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the names and beneficial ownership of the equity securities of the Company and of Simclar, our parent, for directors of the Company, individually itemized, and for directors and executive officers as a group, without naming them, and for each of the named executive officers described in the Summary Compensation Table (see "Executive Compensation"), and for shareholders known to the Company to beneficially own more than 5% of our voting securities as of April 10, 2002.

Name(1)	Position	Techdyne Common Stock(2)	% (3)
Simclar International Holdings Ltd.	Parent	4,729,520(4)	72.1
Samuel J. Russell	Ch. & CEO	4,729,520(4)	72.1
Barry Pardon	President & Director	193,533(5)	2.9
John Ian Durie	Director	10,000	*
David L. Watts	CFO	25,500(6)	*
Lytton F. Crossley	Director	5,000(7)	*
Christina M. J. Russell	Director	4,729,520(4)	72.1
All directors and executive officers of Techdyne as a group (8 persons)		4,963,553(8)	74.2

* Represent beneficial ownership of less than 1% of our outstanding common stock.

(1) The address for Simclair International Holdings Ltd. and John Ian Durie is Pitreavie Business Park, Dumfermline, Fife KY11 5PU, Scotland, United Kingdom KY11 5PU. The address for Lytton F. Crossley is 61 Flamingo Drive, Crossville, Tennessee 38555. The address for Messrs. Russell, Pardon, Watts and Mrs. Russell is c/o Techdyne, Inc., 2230 West 77th Street, Hialeah, Florida 33016.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those shares.

(3) Based on 6,556,990 shares outstanding exclusive of 411,000 options granted under the Company's 1997 Option Plan.

(4) Mr. and Mrs. Russell are deemed to be the beneficial owner of all Simclar's ownership of the Company since they own 100% of the shares of Simclar.

(5) Includes 100,000 shares of common stock issuable pursuant to options exercisable within 60 days of April 10, 2002.

(6) Includes 25,000 shares of common stock issuable pursuant to options exercisable within 60 days of April 10, 2002.

(7) Includes 5,000 shares of common stock issuable pursuant to options exercisable within 60 days of April 10, 2002.

(8) See notes (4) through (7) above.

Section 16(b) Beneficial Ownership Reporting Compliance

Section 16(b) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% shareholders to file reports with the SEC, the NASDAQ Stock Market and the Company, indicating their ownership of our common stock and any changes in their beneficial ownership of their common stock ownership interest. The rules of the SEC require that we disclose failed or late filings of reports of Company stock ownership by its directors and executive officers. To the best of the Company's knowledge, all beneficial ownership reports by there reporting persons were filed on a timely basis, except for Simclar's initial Form 3, which was filed late.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For The Year Ended December 31, 2001

Commission File Number: 0-14659

TECHDYNE, INC.

(Exact name of Registrant as specified in its charter)

Florida	**59-1709103**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2230 W. 77th Street
Hialeah, Florida 33016
(Address of principal executive offices, including zip code)

(305) 556-9210
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant computed by reference to the closing price per share on March 28, 2002, was approximately $1,653,402.

As of March 28, 2002, the Company had issued and outstanding 6,556,990 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Information Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference in Part III.

<u>**Table of Contents**</u>

Part I

Item 1. Business

Introduction

We are a contract manufacturer of electronic and electro-mechanical products. Our products are manufactured to customer specifications and designed for original equipment manufacturers (OEMs) and distributors in the data processing, telecommunications, instrumentation and food preparation equipment industries. Our principal custom-designed products include complex printed circuit boards (PCBs), conventional and molded cables-wire harnesses and electro-mechanical assemblies. In addition, we provide OEMs with value-added, turnkey contract manufacturing services and total systems assembly and integration. We also deliver manufacturing and test engineering services and materials management, with flexible and service-oriented manufacturing and assembly services for our customers' high-tech and rapidly changing products.

We were incorporated in Florida in 1976, acquired by Medicore, Inc., our former parent, in 1982, and became a public company in 1985. Effective June 27, 2001, control of our company was acquired by Simclar International Limited (Simclar International), which then transferred its 71.3% ownership of our company to its parent, Simclar International Holdings Limited (Simclar), both of which are private United Kingdom companies. See "Recent Developments." Simclar International is engaged in the same electronic and electro-mechanical subcontract manufacturing industry as is our company. Simclar International is a larger company than ours, with sales for fiscal 2001 of approximately $62 million.

Our executive offices are located at 2230 West 77th Street, Hialeah, Florida 33016. Our telephone number is (305) 556-9210. Our common stock is traded on the Nasdaq Small Cap Market (Ticker:TCDN).

Electronic Manufacturing Industry

Until 2001, our industry exhibited significant year to year growth, due both to the growth in the overall electronics industry, and to the steadily increasing number of OEMs deciding to outsource all or a significant portion of the manufacturing of their products. As a result of the general global recession during 2001, and its magnified effect in the computer and telecommunications equipment segments, this recent pattern of growth in our industry was interrupted, and both the Company and the industry as a whole experienced a decline in sales during 2001. While we are aggressively seeking new business opportunities with existing and new customers, there can be no assurance we will be successful in reversing this trend, particularly if the current recession continues.

Nonetheless, with recovery in the economy generally anticipated in 2002, we believe that the fundamental factors contributing to the growth of our industry in past years will lead to a resumption of the pattern of growth late in this year. These factors include increased capital requirements for OEMs to acquire modern, highly automated manufacturing equipment, their continuing effort to reduce inventory costs and the relative cost advantages of contract manufacturers. Using outsourcing for their manufacturing of electronic assemblies also enables OEMs to focus on product development, reduce working capital requirements, improve inventory management and marketability. We believe OEMs will continue to rely on contract manufacturers not only for partial component assemblies but complete turnkey manufacturing of entire finished products. We also believe that OEMs will look more to contract manufacturers to provide a broader scope of value-added services, including manufacturing, engineering and test services.

We assist our customers from initial design and engineering through materials procurement, to manufacturing of the complete product and testing. Involving contract manufacturers earlier in the manufacturing process through "concurrent engineering" allows OEMs to realize greater efficiencies and gives contract manufacturers greater impact in product design, component selection, production methods and the preparation of assembly drawings and test schematics. This process also gives the customer the ability to draw upon our manufacturing expertise at the outset and minimize manufacturing bottlenecks.

Another factor which will continue to lead OEMs to utilize contract manufacturers is reduced time-to-market. Due to the intense competition in the electronics industry, OEMs are faced with increasingly shorter product life-cycles which pressures them to reduce time constraints in bringing a product to market. This reduction can be accomplished by using a contract manufacturer's established manufacturing expertise with its sophisticated, technically advanced and automated manufacturing processes. We believe that this, coupled with the elements discussed above, such as reduced production costs through economies of scale in materials procurement, improved inventory management, access to our manufacturing technology, engineering, testing and related expertise, will motivate OEMs to work with electronic contract manufacturers such as us.

Business Strategy

Notwithstanding the setbacks we suffered in 2001, our objective is to become a stronger competitive force in the electronics manufacturing services industry, and we believe that the cost reductions and restructuring of our operations that we made in response to the economic downturn will put us in a better position to compete once the economy and our industry recovers. We also believe that our recent alliance with Simclar will allow us to expand our customer base, broaden our product lines and provide greater efficiencies in equipment, supplies, labor and manufacturing processes, both domestically and internationally.

In response to industry trends, particularly in view of constantly changing and improving technology and, therefore, shorter product life cycles, we focus on product development and marketing, in order to become a competitive provider of electronic contract manufacturing services for OEM customers. We continue to seek to develop strong, long-term alliances with major-growth OEMs of complex, market leading products. We believe that creating and maintaining long-term relationships with customers requires providing high quality, cost-effective manufacturing services marked by a high degree of customer responsiveness and flexibility. Therefore, our strategy is to focus on leading manufacturers of advanced electronic products that generally require custom-designed, more complex interconnect products and short lead-time manufacturing services. In 2002, we will also continue to target large contract manufacturers as potential customers.

We strive to build on our integrated manufacturing capabilities, final system assemblies and testing. In addition to PCBs, our custom cable assembly capabilities provide us with further opportunities to leverage our vertical integration and to provide greater value added services and be more competitive. In addition, vertical integration provides us with greater control over quality, delivery and cost.

To further satisfy customer needs, we develop long-term customer relationships by using our state-of-the-art technology to provide timely and quick-turnaround manufacturing and comprehensive support for materials purchases and inventory control. Through our use of electronic data interchange (EDI) technology, the customer is able to convey its inventory and product needs on a weekly basis based on a rolling quantity forecast. More emphasis is placed on value-added turnkey business for the manufacture of complete finished assemblies. This is accomplished with extended technology, continuous improvement of our processes, and our early involvement in the design process using our computer-aided design system.

We believe that we can develop closer and more economically beneficial relationships with our customers through our geographically diverse manufacturing and assembly operations, presently located in Florida, Texas, Massachusetts, and Ohio. Our diverse locations have multiple advantages by helping satisfy costs, timely deliveries and local market requirements of our customers. We will continue to pursue expansion in different markets to better serve existing customers and to obtain additional new customers. In alliance with Simclar, we anticipate experiencing growth and the ability to increase our global presence and competitive position.

Products and Services

We manufacture approximately 850 products, including complete turnkey finished products, sub-assemblies, molded and non-molded cable assemblies, wire harnesses, PCBs, injection molded and electronic assembly products, for over 100 OEM customers.

Printed Circuit Boards

PCB assemblies are electronic assemblies consisting of a basic printed circuit laminate with electronic components including diodes, resistors, capacitors and transistors, inserted and wave soldered. PCBs may be used either internally within the customer's products or in peripheral devices. The PCBs produced by the company include pin-through-hole assemblies, low and medium volume surface mount technology assemblies, and mixed technology PCBs, which include multilayer PCBs.

In pin-through-hole assembly production, electronic components with pins or leads are inserted through pre-drilled holes in a PCB and the pins are soldered to the electrical surface of a PCB. In surface mount technology production, electronic components are attached and soldered directly onto the surface of a circuit board rather than inserted through holes. Surface mount technology components are smaller so they can be spaced more closely together and, unlike pin-through-hole components, surface mount technology components can be placed on both sides of a PCB. This allows for product miniaturization, while enhancing the electronic properties of the circuit. Surface mount technology manufacturing requires substantial capital investment in expensive, automated production equipment, which requires high usage. We are utilizing computerized testing system in order to verify that all components have been installed properly and meet certain functional standards, that the electrical circuits have been properly completed, and that the PCB assembly will perform its intended functions.

In 1997, we acquired Lytton Incorporated (Lytton), whose Ohio operations, with six automated lines, are more focused on PCB manufacturing, primarily for the food preparation equipment industry. We also established a 5,500 square foot manufacturing facility in Massachusetts in 1997. These expansions resulted in PCB manufacturing yielding approximately 60% and 56% of our sales revenues in 2001 and 2000 respectively.

Cable and Harness Assemblies

A cable is an assembly of electrical conductors insulated from each other, twisted around a central core and jacketed. Cables may be molded or non-molded.

Techdyne offers a wide range of custom manufactured cable and harness assemblies for molded and mechanical applications. These assemblies include multiconductor, ribbon, co-axial cable, and discrete wire harness assemblies. We use advanced manufacturing processes, in-line inspection and computerized automated test equipment.

We maintain a large assortment of standard tooling for D-Subminiature, DIN connectors and phono connectors. D-Subminiatures are connectors which are over-molded with the imprint of the customer's name and part number. DIN connectors are circular connectors consisting of two to four pairs of wires used for computer keyboards.

Flat ribbon cable or ribbon cable assemblies are cables with wires (conductors) on the same plane with connectors at each end. Flat ribbon cables are used in computer assemblies and instrumentation.

Discrete cable assemblies are wires with contacts and connectors. Harnesses are prefabricated wiring with insulation and terminals ready to be attached to connectors. Our cable sales comprised approximately 34% and 34% of total sales revenue for 2001 and 2000, respectively.

Contract Manufacturing

Contract manufacturing involves the manufacture of complete finished assemblies with all sheet metal, power supplies, fans, PCBs as well as complete sub-assemblies for integration into an OEM's finished products, such as speaker and lock-key assemblies and diode assemblies that consist of wire, connectors and diodes that are over-molded, packaged and bar coded for distribution. These products can be totally designed and manufactured by the company through our computer-aided design system, engineering and supply procurement. We develop manufacturing processes and tooling, and test sequences for new products of our customers. We provide design and engineering services in the early stages of product development, thereby assuring mechanical and electrical considerations are integrated with a total system. Alternatively, the customer may provide specifications and we will assist in the design and engineering or manufacture to the customer's specifications.

Reworking and Refurbishing

Customers provide the company with materials and sub-assemblies acquired from other sources, which the customer has determined require modified design or engineering changes. We redesign, rework, refurbish and repair these materials and sub-assemblies.

Contract manufacturing, reworking and refurbishing together amounted to approximately 10% of sales for each of 2001 and 2000. We believe that PCB sales and contract manufacturing will provide us with substantial increases in revenues over the next few years. Our affiliation with Simclar International gives us access to a larger customer base and the ability to handle large customers both in the USA and Europe.

Manufacturing

We manufacture components and products that are custom designed and developed to fit specific customer requirements and specifications. Such service includes computer integrated manufacturing and engineering services, quick-turnaround manufacturing and prototype development, materials procurement, inventory management, developing customer oriented manufacturing processes, tooling and test sequences for new products from product designs received from our customers or developed by Techdyne from customer requirements. Our industrial, electrical and mechanical engineers work closely with our customers' engineering departments from inception through design, prototypes, production and packaging. We evaluate customer designs and if appropriate, recommend design changes to improve the quality of the finished product, reduce manufacturing costs or other necessary design modifications. Upon completion of engineering, we produce prototype or preproduction samples. Materials procurement includes planning, purchasing and warehousing electronic components and materials used in the assemblies and finished products. Our engineering staff reviews and structures the bill of materials for purchase, coordinates manufacturing instructions and operations, and reviews inspection criteria with the quality assurance department. The engineering staff also determines any special capital equipment requirements, tooling and dies, which must be acquired.

We attempt to develop a "partnership" relationship with many of our customers by providing a responsive, flexible, total manufacturing service. We have "supplier partnerships" with certain customers pursuant to which we must satisfy in-house manufacturing requirements of the customer, projected on a weekly basis, based on a rolling quarterly forecast.

Our PCB assembly operations are geared toward advanced surface mount technology. Our Lytton subsidiary provides the PCB production through state-of-the-art manufacturing equipment and processes and a highly trained and experienced engineering and manufacturing workforce. We also offer a wide range of custom manufactured cables and harnesses for molded and mechanical applications. We use advanced manufacturing processes, in-line inspection and testing to focus on process efficiencies and quality. The cable and harness assembly process is accomplished with automated and semi-automated preparation and insertion equipment and manual assembly techniques.

Finished turnkey assemblies include the entire manufacturing process from design and engineering to purchasing raw materials, manufacturing and assembly of the component parts, testing, packaging and delivery of the finished product to the customer. By contracting assembly production, OEMs are able to keep pace with continuous and complex technological changes and improvements by making rapid modifications to their products without costly retooling and without any extensive capital investments for new or altered equipment.

At all of our facilities we maintain modern state-of-the-art equipment for crimping, stripping, terminating, soldering, sonic welding and sonic cleaning which permits us to produce conventional and complex molded cables. We also maintain a large assortment of standard tooling. New manufacturing jobs may require new tooling and dies, but most presses and related equipment are standard.

Our European manufacturing facility, located in Dunfermline, Scotland, focused on producing primarily wire harnesses, electro-mechanical assemblies, and molded cables. Significant reductions in sales of our Techdyne (Europe) Limited (Techdyne (Europe)) subsidiary resulted in net losses for this subsidiary amounting to $909,000 for 2001, and $328,000 for 2000. As a result of continuing operating losses, in April 2001 the company decided to discontinue its European manufacturing operations, and in May 2001, Techdyne (Europe) entered into a management agreement with Simclar International whereby it undertook to manufacture products for Techdyne (Europe) and assist in management coordination. Subsequently, effective February 28, 2002, the company cancelled the management agreement, and entered into an agreement to transfer to Simclar International, at net book value, all operating assets and all liabilities of Techdyne (Europe) with the exception of the land and building, which are being offered for sale. The company plans to liquidate its European subsidiary when the land and building are sold.

Supplies and Materials Management

Materials used in our operations consist of metals, electronic components such as cable, wire, resistors, capacitors, diodes, PCBs and plastic resins. For over six months in 2000, a worldwide shortage of key electronic components adversely impacted our sales and earnings. The shortages diminished during 2001.

The company procures components from a select group of vendors which meet our standards for timely delivery, high quality and cost effectiveness. In order to control inventory investment and avoid material obsolescence, components are generally ordered when we have a purchase order or commitment from our customer for the completed assembly. We use ERP management technologies and manage our material pipelines and vendor base to allow our customers to increase or decrease volume requirements within established frameworks. We have a Visual Manufacturing computerized software system providing us with material requirements planning, purchasing, and sales and marketing functions. See "Business Strategy" above and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have improved our overall efficiency of manufacturing, particularly in the area of inventory management, including purchasing, which is geared more closely to current needs resulting in reduced obsolescence problems. Except for a worldwide shortage of key electronic components in 2000 that adversely impacted our sales and earnings, we have not otherwise experienced any significant disruptions from shortages of materials or delivery delays from suppliers and we believe that our present sources and the availability of our required materials are adequate. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Quality and Process Control

Our Florida, Texas, and Massachusetts facilities received from Underwriter's Laboratories, an independent quality assurance organization, the ISO 9002 quality assurance designation, which is the international standard of quality with respect to all systems of operations, including, among others, purchasing, engineering, manufacturing, sales, inventory control and quality. Lytton holds its ISO 9002 quality designation from Eagle Registrations, Inc. These quality assurance designations are only provided to those manufacturers which exhibit stringent quality and process control assurances after extensive evaluation and auditing by these independent quality assurance organizations. Quality control is essential to the company's operations since customers demand strict compliance with design and product specifications, and high quality production is a primary competitive standard vital to our services.

Product components, assemblies and sub-assemblies manufactured by the company are thoroughly inspected visually and electronically to assure all components are made to strict specifications and are functional and safe. Strict process controls relating to the entire manufacturing process are part of our standard operating procedure.

Over the years our product and manufacturing quality have received excellent ratings. Total quality, timely delivery and customer satisfaction is our philosophy. High levels of quality in every area of our operations are essential. Quality standards are established for each operation, performance tracked against those standards, and identifying workflow and implementing necessary changes to deliver higher quality levels. We maintain regular contact with our customers to assure adequate information exchange and other activities necessary to assure customer satisfaction and to support our high level of quality and on-time delivery. Any adverse change in our quality and process controls could adversely affect our relationships with customers and ultimately our revenues and profitability.

Customers

We serve a wide range of businesses, from emerging growth companies to multinational OEMs, involved in a variety of markets including computer networking systems, computer workstations, telecommunications, mass data storage systems, instrumentation and food preparation equipment industries. A significant portion of our revenues are distributed over the following industry segments:

	Year Ended December 31,		
	2001	2000	1999
Data processing	13 %	15%	22%
Telecommunications	9 %	22%	22%
Instrumentation	19 %	19%	23%
Food preparation equipment	23 %	22%	17%

We seek to serve a sufficiently large number of customers to avoid dependence on any one customer or industry. Nevertheless, historically a substantial percentage of our net sales have been to multiple locations of a small number of customers. Significant reductions or delays in sales to any of those major customers would have a material adverse effect on our results of operations. In the past, certain of our customers have terminated their manufacturing relationship with us, or otherwise significantly reduced their product orders. We cannot assure you that any major customer may not terminate or otherwise significantly reduce or delay manufacturing orders, any of which such terminations or changes in manufacturing orders could have a material adverse effect on our results of operations.

We depend upon the continued growth, viability and financial stability of our customers, who in turn substantially depend on the growth of the personal computer, computer peripherals, communications, instrumentation, data processing and food preparation equipment industries. Most of these industries have been characterized by rapid technological change, short product life cycles, pricing and margin pressures. In addition, many of our customers in these industries are affected by general economic conditions. The factors affecting these industries in general, and/or our customers in particular, could have a material adverse effect on our results of operations. In addition, we generate significant accounts receivable in connection with providing manufacturing services to our customers. If one or more of our customers were to become insolvent or otherwise were unable to pay us for provided manufacturing services, our operating results and financial condition would be adversely affected. In 2001, 43% of our sales were made to numerous locations of three major customers. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The table below sets forth the respective portion of sales for the applicable period attributable to customers and related suppliers who accounted for more than 10% of the company's sales in any respective period.

Percentage of Sales

	2001	2000	1999
Illinois Tool Works	26%	19%	15%
Trilithic	*	12%	*
Alcatel	*	12%	*
Motorola, Inc.	*	*	13%

* less than 10% for that year

Marketing and Sales

We are pursuing expansion and diversification of our customer base. We are seeking to develop long term relationships by working closely with customers, starting with the initial product design and development stage, and continuing throughout the manufacturing and distribution process. Our principal sources of new business are the expansion in the volume and scope of services provided to existing customers, referrals from customers and suppliers, direct sales through our sales managers and executive staff, and through independent sales representatives. Domestic operations generate sales through five regional sales managers covering the Northeast, Southeast, West and Southwest regions of the United States. There are 15 in-house sales/marketing personnel in the United States and one internationally. In addition to sales through sales representatives and in-house sales personnel, sales are also generated through our website at http://www.tcdn.com and through catalogues, brochures and trade shows.

The independent manufacturer sales representatives, primarily marketing electronic and similar high-technology products, are retained under exclusive sales representative agreements for specific territories and are paid on a commission basis. Unless otherwise approved by Techdyne, the sales representatives cannot represent any other person engaged in the business of manufacturing services similar to those of the company, nor represent any person who may be in competition with us. The agreements further prohibit the sales representative from disclosing trade secrets or calling on our customers for a period of six months to one year from termination of their agreement.

Techdyne (Europe) had one in-house salesperson who marketed our products, primarily ribbon, harness and cable assemblies, electro-mechanical products, and molded cable assemblies, as well as our reworked and refurbished products to customers in Scotland, England, Ireland, Germany and the Middle East. Following the transfer of the assets of Techdyne (Europe) to Simclar International, this salesperson transferred to Simclar International employment as of March 2002.

Substantially all of our sales and reorders are effected through competitive bidding. Most sales are accomplished through purchase orders with specific quantity, price and delivery terms. Some productions, such as our supplier partnerships, are accomplished under open purchase orders with components released against customer request.

Backlog

At December 31, 2001 and 2000, our backlog of orders amounted to approximately $8,314,000 and $18,676,000, respectively. Based on past experience and relationships with our customers and knowledge of our manufacturing capabilities, we believe that most of our backlog orders are firm and should be filled within six months. Most of the purchase orders within which the company performs do not provide for cancellation. Over the last several years cancellations have been minimal and management does not believe that any significant amount of the backlog orders will be canceled. However, based upon relationships with our customers, we occasionally allow cancellations and frequently the rescheduling of deliveries. The variations in the size and delivery schedules of purchase orders received by the company may result in substantial fluctuations in backlog from period to period. Since orders and commitments may be rescheduled or cancelled, and customers' lead times may vary, backlog does not necessarily reflect the timing or amount of future sales.

Patents and Trademarks

We do not have nor do we rely on patents or trademarks to establish or protect our market position. Rather, we depend on design, engineering and manufacturing, cost containment, quality, and marketing skills to establish or maintain market position.

Competition

Techdyne is a part of highly competitive electronic manufacturing services industry. We face competition from divisions of large electronics and high-technology firms, as well as numerous smaller specialized companies. Certain competitors have broader geographic coverage and competitive price advantage based on their less expensive offshore operations, particularly in the Far East. Many of our competitors are larger and more geographically diverse and have greater financial, manufacturing and marketing resources than we have. Our main competitors in the PCB area include ACT Manufacturing, Inc., Vickers Electronics Systems, Diversified Systems, Inc., Epic Technologies, Inc, and others. We have numerous competitors in the cable and harness assembly market, including Volex Interconnect Systems, Inc., Foxconn, ACT Manufacturing, Inc. (in bankruptcy) and Escod Industries.

We believe that we are favorably positioned with regard to primary competitive factors – price, quality of production, manufacturing capability, prompt customer service, timely delivery, engineering expertise, and technical support. We also believe that our affiliation with Simclar enhances our competitive position internationally. However, recent consolidation trends in the electronic manufacturing services industry are resulting in changes in the competitive landscape. Increased competition could result in lower priced components and lower profit margins, or loss of customers, which could have a material adverse effect on our business, financial condition and result of operations. Compared to manufacturers who have greater direct buying power with component suppliers or who have lower cost structure, we may be operating at a cost disadvantage.

Due to the number and variety of competitors, reliable data reflective to our competitive position in the electronic components and assembly industry is difficult to develop and is not known.

Governmental Regulation

Our operations are subject to certain federal, state and local regulatory requirements relating to environmental waste management and health and safety matters. We believe that we comply with applicable regulations pertaining to health, safety and the use, storage and disposal of materials that are considered hazardous waste under applicable law. To date our costs for compliance and governmental permits and authorizations have not been material. However, additional or modified requirements that may require substantial additional expenditures may be imposed in future.

Employees

We presently have 256 employees, ten of our whom are employed as part time or temporary help. Of our employees, approximately 191 are engaged in manufacturing, quality assurance, related operations and support activities, 22 are in material handling and procurement, 14 are in sales and marketing, seven are in engineering, and 12 are in administrative, accounting and support activities.

We have no unions and we believe that our relationship with our employees is good.

Recent Developments

On June 27, 2001, our shareholders approved an agreement under which Simclar International, acquired 4,674,620 shares of our common stock (71.3% of our shares) from our former parent, Medicore, Inc. Simclar International immediately transferred its controlling interest in our company to its parent, Simclar, which is owned by Samuel Russell and his wife, Christina Margaret Janet Russell, each of whom is also a director of Simclar International and our company. Mr. Russell is also Chief Executive Officer of our company.

Simclar acquired the controlling interest in our company from Medicore, Inc. for $10,000,000 plus earn-out payments of 3% of our net sales for the next three years, with a minimum aggregate earn-out of $2,500,000 and a maximum aggregate earn-out of $5,000,000. It was also agreed that Simclar use its best efforts to refinance our long-term debt, which Simclar did, enabling us to repay our outstanding indebtedness of approximately $193,000 to Medicore on October 29, 2001. Simclar and Medicore made a variety of customary representations and covenants under the Agreement for Sale and Purchase of Shares, one noteworthy one being Simclar's covenant not to finance the purchase of control with any pre-arranged sale of our assets, provided Simclar would be permitted to close or dispose of our facilities or assets for valid corporate purposes. Simclar also agreed to register the shares of common stock underlying certain options held by management See "Risk Factors."

In April 2001, as a result of continuing operating losses, we determined to discontinue our manufacturing operations in Scotland through our subsidiary, Techdyne (Europe) Limited. We incurred a cost of approximately $225,000 for closing our Scottish manufacturing operations, primarily from post-employment benefits. In May 2001, Techdyne (Europe) entered into a management agreement with Simclar International, under which Simclar International manufactured products for that subsidiary, and assisted it in management coordination. Simclar International received a service charge for the cost of such personnel and the cost of providing any administrative services based on the actual costs incurred by Simclar. To date, we have paid Simclar $1,250,000 under that management agreement. The management agreement has been terminated following the transfer of the assets of Techdyne (Europe) to Simclar International.

Upon Simclar's acquisition of control of our company, management also changed. Of the original executive officers, only Barry Pardon, President and Director, and Lytton Crossley, Director, continue in their original positions. Joseph Verga, formerly Senior Vice President and director, no longer holds those positions, but he continues as a member of our management. Mr. Thomas K. Langbein, Chairman of the Board and Chief Executive Officer of our company and Medicore, of which former parent he is also President, and Directors Peter D. Fischbein, Anthony C. D'Amore and Edward Diamond resigned upon completion of the sale of control. Messrs. Fischbein and D'Amore are directors of Medicore. Additions to our management upon the change in control are: (1) Samuel Russell, managing director of Simclar International and 90% owner of Simclar, who is Chairman of the Board and Chief Executive Officer of our company; (2) Christina Margaret Janet Russell, the wife of Samuel Russell and a Director of Simclar International and 10% owner of Simclar, who is a Director of our company, and (3) three new Directors, Thomas Foggo, senior partner of Skene Edwards, W.S., counsel to Simclar, John Ian Durie, Finance Director of Simclar and formerly a partner of Deloitte & Touche, and Kenneth Greenhalgh, a management consultant to Simclar. Our by-laws were amended to increase the board of directors to nine members effective upon completion of the sale of control. There remain two vacancies on the board.

Risk Factors

This Report contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the prospects discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those listed below.

The loss of a major customer would adversely affect us

A substantial percentage, approximately 57% of our sales for the year ended December 31, 2001, have been to five customers, the loss of any of which would adversely affect us. A substantial portion of our sales (26%) is with one major customer, Illinois Tool Works ("ITW"). There are no long-term contracts with any customer. Substantially all of our sales and reorders are subject to competitive bids. Sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change, vigorous competition, short product life cycles, and pricing and margin pressures. Additionally, certain of the industries served by us are subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. Developments adverse to our major customers or their products could have an adverse effect on us. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause customers to cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered, materials purchased and, in certain circumstances, charges associated with such cancellation, reduction or delay.

In addition, we generate large accounts receivable in connection with our providing of electronic contract manufacturing. If one or more of our customers experiences financial difficulty and is unable to pay for the services provided by us, our operating results and financial condition would be adversely affected. Recent examples are two customers who filed under Chapter 11 of the Bankruptcy Act since August 2001. Both customers owed us a total of $159,000 at the time of their filings, which may be uncollectable. We expect to continue to depend on the sales of a limited number of major customers.

Secured loans - existence of liens on all of our assets

All of our assets, except for those of Techdyne (Europe), have been pledged as collateral for two bank loans. On October 24, 2001, we refinanced our existing bank loans of $10,400,000, of which approximately $7,256,000 was outstanding at the time of refinancing, with a one-year $3,000,000 line of credit and a $7,000,000 seven-year term loan. The refinancing was completed with the Bank of Scotland. The refinancing is at an interest rate at the LIBOR rate plus 1.5% for a one, three or six month period, at our option. We elected the three month interest period at 3.83% until January 24, 2002, and continued the three month election until April 24, 2002, at an interest rate of 3.31%. The term loan specifies quarterly payments of $250,000 starting January 24, 2002.

Our new credit facilities impose operational and financial restrictions on us

Our new credit facilities with the Bank of Scotland, which include a Facility Letter, a Working Capital Facility Letter, a Security Agreement, a Pledge Agreement, and a Guaranty, in addition to subjecting all our assets as security for the bank financing, includes substantial covenants that impose significant restrictions on us, including, among others, requirements that:

- the facilities take priority over all our other obligations;
- we must maintain sufficient and appropriate insurance for our business and assets;
- we must maintain all necessary licenses and authorizations for the conduct of our business;
- we indemnify the bank against all costs and expenses incurred by it which arise as a result of any actual or threatened (i) breach of environmental laws; (ii) release or exposure to a dangerous substance at or from our premises; or (iii) claim for an alleged breach of environmental law or remedial action or liability under such environmental law which could have an adverse material effect;
- if environmental harm has occurred to our property securing the credit facility, we have to ensure we were not responsible for the harm, and we have to be aware of the person responsible and its financial condition; and
- relate to various pension and benefit plans and ERISA issues, including, among others, requiring us to notify the bank of (i) material adverse changes in the financial condition of any such plan; (ii) increase in benefits; (iii) establishment of any new plan; (iv) grounds for termination of any plan; and (v) our affiliation with or acquisition of any new ERISA affiliate that has an obligation to contribute to a plan that has an accumulated funding deficiency.

In addition, our credit facilities require us to maintain:

- consolidated adjusted net worth greater than $9,000,000 for fiscal 2002 and $11,000,000 thereafter;
- a ratio of consolidated assets to consolidated net borrowing not less than 1.5 to 1 to June 30, 2002, and 1.75 to 1 thereafter;
- a ratio of consolidated trade receivables to consolidated net borrowing of not less than .5 to 1 to June 30, 2002, and .75 to 1 thereafter; and
- a ratio of consolidated net income before interest, income taxes and management fees to total consolidated interest costs of not less than 2 to 1.

Finally, without the prior written consent of the Bank of Scotland, our credit facilities prohibit us from:

- granting or permitting a security agreement against our consolidated assets (except for permitted security agreements);
- declaring or paying any dividends or making any other payments on our capital stock;
- consolidating or merging with any other entity or acquiring or purchasing any equity interest in any other entity, or assuming any obligations of any other entity, except for notes and receivables acquired in the ordinary course of business;
- incurring, assuming, guaranteeing, or remaining liable with respect to any indebtedness, except for certain existing indebtedness disclosed in our financial statements;
- undertaking any capital expenditures in excess of $1,000,000 in any one fiscal year;

- effecting any changes in ownership of our company or Lytton, our 100%-owned subsidiary; and
- making any material change in any of our business objectives, purposes, operation or taxes.

Our ability to comply with these provisions may be affected by changes in our business condition or results of our operations, or other events beyond our control. The breach of any of these covenants would result in a default under our debt. At December 31, 2001, we were in violation of the interest coverage covenant. Although the Bank of Scotland has waived this default, there can be no assurance that defaults in these or other covenants will not occur in the future, nor can there be any assurance that our lender will waive future defaults. A default in the covenants would permit our lender to accelerate the maturity of our credit facilities and sell the assets securing them, which would cause the company to cease operations and seek bankruptcy protection.

Our indebtedness requires us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which could reduce amounts for working capital and other general corporate purposes. The restrictions in our credit facility could also limit our flexibility in reacting to changes in our business and increases our vulnerability to general adverse economic and industry conditions.

We operate in a highly competitive industry and our business may be harmed by competitive pressures

Manufacture and assembly of electro-mechanical and electronic components is a highly competitive industry characterized by a diversity and sophistication of products and components. We compete with major electronics firms that have substantially greater financial and technical resources and personnel than we do. We also face competition from many smaller, more specialized companies. We believe the primary competitive factors are pricing, quality of production, prompt customer service, timely delivery, engineering expertise, and technical assistance to customers. Among this mix of competitive standards, we believe we are competitive with respect to delivery time, quality, price and customer service. Price sensitivity becomes a paramount competitive issue in recessionary periods, as we are now experiencing, and we may be at a competitive disadvantage with manufacturers with a lower cost structure, particularly off-shore manufacturers with lower labor and related production costs. To compete effectively, we must also provide technologically advanced manufacturing services, and respond flexibly and rapidly to customers' design and schedule changes. Our inability to do so could have adverse affects on us. Customers in our industry are price-sensitive and, particularly in the current downturn, there is substantial pressure from customers to reduce our prices. Our ability to remain competitive depends on our ability to meet these customer and competitive price pressures while protecting our profit margins. We have been engaged in and will have to continue cost reductions in overhead, manufacturing processes, and equipment retooling, while maintaining product flow, inventory control, and just-in-time shipping to our customers. If we are unable to accomplish these factors, we will not be competitive, and our business and operating results will be adversely impacted.

Our revenues are contingent on the health of the industries we serve

We rely on the continued growth and financial stability of our customers who operate in the following industries:

- data processing
- telecommunications
- instrumentation, and
- food preparation equipment

These industry segments, to a varying extent, are subject to dynamic changes in technology, competition, short product life cycles, and economic recessionary periods. When our customers are adversely affected by these factors, we may be similarly affected.

Manufacture of electronic and electro-mechanical products, particularly designed for OEMs and manufactured to custom specifications, is cyclical, and demand for our products may decline

Our business depends substantially on both the volume of electronic and electro-mechanical production by OEMs in the data processing, telecommunications, instrumentation and food preparation industries, and new specifications and designs for these OEMs. These industries have been cyclical over the years, and have experienced oversupply as well as significantly reduced demand, as we are currently experiencing. Declining demand for our products and services may continue into the immediate future. The result of the economic downturn has resulted in lower capacity utilization of our manufacturing operations and a shift in product mix toward lower margin assemblies. OEMs may not increase production or may shift to new customer specifications and designs, in which case demand for our products and services may continue to slow. These changes in economic conditions and demand have resulted and may continue to result in customer rescheduling of orders and shipments, which affects our results of operations. The continued recession and downturn in OEM products is anticipated to have an adverse effect on our business, financial condition, and operating results. Moreover, our need to invest in engineering, marketing, and customer services and support capabilities will limit our ability to reduce expenses, as we have been attempting to do, in response to such downturns.

We do not have long-term contracts with customers, and cancellations, reductions or delays in orders affect our profitability

We do not typically obtain firm long-term contracts from our customers. Instead, we work closely with our customers to develop forecasts for upcoming orders, which are not binding, in order to properly schedule inventory and manufacturing. Our customers may alter or cancel their orders or demand delays in production for a number of reasons beyond our control, which may include:

- market demand for products;
- change in inventory control and procedures;
- acquisitions of or consolidations among competing customers;
- electronic design and technological advancements; and
- recessionary economic environment.

Any one of these factors may significantly change the total volume of sales and affect our operating results, as has been the case with the recessionary environment and reduced demand for our customers' products and in turn, our products and services. In addition, since much of our costs and operating expenses are relatively fixed, a reduction in customer demand would adversely affect our gross margins and operating income. Although we are always seeking new business and customers, we cannot assure you that we will be able to replace deferred, reduced or cancelled orders.

Shortages of components specified by our customers would delay shipments and adversely affect our profitability

Substantially all of our sales are derived from electro-mechanical and subcontract electronic manufacturing in which we purchase components specified by our customers. In 2000, supply shortages curtailed production of certain assemblies using a particular component. Industry-wide shortages of electronic components, particularly components for PCB assemblies, have occurred. If shortages of components occur, we may be forced to delay shipments, which could have an adverse effect on our profit margins and customer relations. Because of the continued increase in demand for surface mount components, we anticipate component shortages and longer lead times for certain components to occur from time to time. Also, we typically bear the risk of component price increases that occur, which accordingly could adversely affect our gross profit margins. At times, we are forced to purchase components beyond customer demand on items which are in short supply. To the extent there is less customer demand or cancellations, we will have increased obsolescence. Due to the current difficult economic environment, there may be cut-backs and/or shut-downs of semi-conductor foundries, which could reinitiate component shortages.

Technological developments, satisfying customer designs and production requirements, quality and process controls are factors impacting our operations

Our existing and future operations are and will be influenced by several factors, including technological developments, our ability to efficiently meet the design and production requirements of our customers, increases in expenses associated with continued sales growth, our ability to control costs, our ability to evaluate new orders to target satisfactory profit margins, and our capacity to develop and manage the introduction of new products. We also may not be able to adequately identify new product trends or opportunities, or respond effectively to new technological changes. Quality control is also essential to our operations, since customers demand strict compliance with design and product specifications. Any deviation from our quality and process controls would adversely affect our relationship with customers, and ultimately our revenues and profitability.

Our operating results are subject to annual and quarterly fluctuation which could negatively impact our stock prices

There are a number of factors, beyond our control, that may affect our annual and quarterly results. These factors include:

- the volume and timing of customer orders;
- changes in labor and operating prices;
- fluctuations in material cost and availability;
- changes in domestic and international economies;
- timing of our expenditures in anticipation of future orders;
- increase in price competition, and competitive pressures on delivery time and product reliability;
- changes in demand for customer products;
- the efficiency and effectiveness of our automated manufacturing processes;
- market acceptance of new products introduced by our customers; and
- uneven seasonal demands by our customers.

Any one or combination of these factors can cause an adverse effect on our future annual and quarterly financial results. Fluctuations in our operating results could materially and adversely affect the market price of our common stock, which has been declining over the last several years, and over the nine months ended September 30, 2001.

Environmental laws may expose us to financial liability and restrictions on operations

We are subject to a variety of federal, state and local laws and regulations relating to environmental, waste management, and health and safety concerns, including the handling, storage, discharge and disposal of hazardous materials used in or derived from our manufacturing processes. Proper waste disposal is a major consideration for PCB manufacturers, which is a substantial part of our business, since metals and chemicals are used in our manufacturing process. Environmental controls are also essential in our other areas of electronic assembly. If we fail to comply with such environmental laws and regulations, then we could incur liabilities and fines and our operations could be suspended. This could also trigger indemnification of our lender under our new credit facilities, as well as being deemed a default under such credit facilities. See "Our new credit facilities impose operational and financial restrictions on us" above. Such laws and regulations could also restrict our ability to modify or expand our facilities, could require us to acquire costly equipment, or could impose other significant capital expenditures. In addition, our operations may give rise to claims of property contamination or human exposure to hazardous chemicals or conditions. Although we have not incurred any environmental problems in our operations, there can be no assurance that violations of environmental laws will not occur in the future due to failure to obtain permits, human error, equipment failure, or other causes. Furthermore, environmental laws may become more stringent and impose greater compliance costs and increase risks and penalties for violations.

Simclar controls over 72% of our common stock and the affairs of our company.

Simclar acquired 71.3% of our common stock in June 2001, and controls the affairs of our company. In September 2001 Simclar announced its intention to acquire an additional 200,000 shares of our common stock. To date, Simclar has purchased 54,900 shares of our common stock in the open market, giving Simclar a 72.1% ownership of our company. Our common stock does not provide for cumulative voting, and therefore, the remaining shareholders other than Simclar will be unable to elect any directors or have any significant impact in controlling the business or affairs of the company. The concentration of ownership with Simclar may also have the effect of delaying, deterring or preventing a change in control of our company, and would make transactions relating to our operations more difficult or impossible without the support of Simclar.

The price of our shares is volatile

The market price of our common stock has substantially fluctuated in the past, which resulted in its delisting from the Nasdaq National Market in 1992. In 1995, we completed a public offering of our common stock, which then was listed with the Nasdaq SmallCap Market and Boston Stock Exchange. On November 6, 1996, the common stock was relisted for trading on the Nasdaq National Market and delisted from the Boston Stock Exchange. On February 18, 2000, our common stock transferred to the Nasdaq SmallCap Market, since the market value of the public float was not equal to or greater than the minimum required for listing. The market price of our common stock has been as high as $8.13 in the first quarter of 1997 to as low as $.77 in the third quarter of 2001. Our common stock has limited trading volume, and it closed at $.99 on March 28, 2002.

There are a variety of factors which contribute to the volatility of our common stock. These factors include domestic and international economic conditions, stock market volatility, our reported financial results, fluctuations in annual and quarterly operating results, and general conditions in the contract manufacturing and technology sectors. Announcements concerning our company and competitors, our operating results, and any significant amount of shares eligible for future sale may also have an impact on the market price of our common stock. As a result of these factors, the volatility of our common stock prices may continue in the future.

Substantial market overhang from outstanding options and shares held by the certain shareholders and our parent may adversely affect the market price of our common stock.

Certain persons, including former officers and directors of our company and officers of our former parent, Medicore, Inc., own options to purchase shares of our common stock that are exercisable at prices ranging from $2.00 to $4.00 per share for an aggregate of 266,000 shares, and they own 230,000 shares of common stock directly. The company has filed a registration statement, expected to become effective following the filing of this report, that will permit these 496,000 shares, representing approximately 7.3% of our total outstanding shares (assuming all the options are exercised), to be sold by these persons. In addition, our parent, Simclar, owns 4,729,520 shares of our common stock, or 72.1% of our outstanding shares (69.3% assuming exercise of the selling shareholders' options). Under the agreement in which it purchased the controlling interest in our company, Simclar agreed to acquire the shares as "restricted securities" under the Securities Act of 1933 (the "Securities Act"), and not with a view to their distribution. However, restricted shares may be sold under Rule 144 of the Securities Act one year from their acquisition, which would be June 26, 2002, and Simclar, at any time, could register as many of its 4,729,520 shares of common stock as it desires, which could be well in excess of any limited amounts it could sell under Rule 144 without registration. Rule 144 entitles each person having owned restricted securities for a period of one year, to sell without registering the securities, every three months, an amount of shares which does not exceed the greater of 1% of the outstanding common stock or, since the common stock is trading on Nasdaq, the average weekly volume of trading as reported by Nasdaq during the four calendar weeks prior to the sale. Accordingly, the sale of the 496,000 shares by former officers and directors of our company and Medicore and the potential sale of shares by Simclar, whether under Rule 144 or through a registration statement, may have an adverse affect on the market price of our common stock, and may hamper our ability to manage subsequent equity or debt financing, or otherwise affect the terms and timing of such financing.

We have not declared dividends, and our credit facilities prohibit us from paying dividends

Under Florida corporate law, holders of our common stock are entitled to receive dividends from legally available funds, when and if declared by our board of directors. We have not paid any cash dividends, and our board of directors does not intend to declare dividends in the foreseeable future. Our future earnings, if any, will be used to finance our capital requirements and fund our operations. We have experienced substantial losses for the year ended December 31, 2001. Even if we had available funds, our credit facilities prohibit us from paying any dividends or making any other payments on our capital stock without the written consent of the lender. There can be no assurance that the lender will provide such consent.

Possible delisting of our stock

Our common stock trades on the Nasdaq SmallCap Market. There are certain criteria for continued listing on the Nasdaq SmallCap Market, known as maintenance listing requirements. Failure to satisfy any one of these maintenance listing requirements could result in our securities being delisted from the Nasdaq SmallCap Market. These criteria include two active market makers, maintenance of $2,500,000 of stockholders' equity (or alternatively, $35,000,000 in market capitalization or $500,000 in net income from operations in the latest fiscal year or 2 of the last 3 fiscal years), a minimum bid price for our common stock of $1.00, and at least 500,000 publicly held shares with a market value of at least

$1,000,000, among others. Usually, if a deficiency occurs for a period of 30 consecutive business days (10 consecutive business days for failure to satisfy the minimum market capitalization requirement), the particular company is notified by Nasdaq and has 90 days (30 days in the case of market capitalization) to achieve compliance. If the company is unable to demonstrate compliance, the security is subject to delisting. The security might be able to trade on the Nasdaq OTC Bulletin Board, a less transparent trading market which may not provide the same visibility for the company or liquidity for its securities, as does the Nasdaq SmallCap Market. As a consequence, an investor may find it more difficult to dispose of or obtain prompt quotations as to the price of our securities, and may be exposed to a risk of decline in the market price of our common stock.

In October 1999, we received notification from the Nasdaq Listing Qualification Department of the Nasdaq Stock Market that our common stock failed to maintain a market value of public float greater than $5,000,000, the minimum maintenance requirement for continued listing on the Nasdaq National Market. Since we were unable to satisfy that maintenance requirement, we transferred our common stock for trading to the Nasdaq SmallCap Market in February 2000. The Nasdaq SmallCap Market requirement for market value float is $1,000,000. The publicly trading shares, exclusive of any affiliate ownership, which is the float for our common stock, is approximately 1,615,000 shares, and as the closing price of our shares on March 28, 2002 was $.99, we satisfy that maintenance requirement.

However, our common stock has traded as low as $.77 in the third quarter of 2001, and has limited trading volume. There is the risk of being delisted from the Nasdaq SmallCap Market should our common stock fail to maintain a minimum bid price of $1.00 per share for 30 consecutive days. Such occurrence would generate a notice from Nasdaq that we have a 90-day period to reflect that our common stock traded at $1.00 or more for at least 10 consecutive trading days. Continued satisfaction of certain of the Nasdaq SmallCap listing maintenance requirements is beyond our control. There is no assurance that the company will continue to satisfy the minimum listing maintenance criteria, which without a timely cure, could cause our securities to be delisted from the Nasdaq SmallCap Market.

Item 2. Properties

The following chart summarizes the properties leased by the company.

Space	Property	Term
16,000 sq. ft. (exec. offs., mfg.)	2230 W 77th St. Hialeah, FL(1)	10 yrs. to August 31, 2010
12,000 sq. ft. (warehouse)	2200 W 77th St. Hialeah, FL(1)	10 yrs. to August 31, 2010
15,000 sq. ft. (mfg., offs. & warehouse)	7110 Brittmore Houston, TX(2)	5 yrs. to August 31, 2002
5,500 sq. ft. (mfg. & offs.)	171 Commonwealth Ave Attleboro, MA	3 yrs. to March 31, 2005
18,225 sq. ft. (mfg., offs. & warehouse)	800 Paloma Dr. Round Rock (Austin), TX	5 yrs. to May 31, 2002, one year renewal to May 31, 2003

77,800 sq. ft. (mfg., offs. & warehouse)	1784 Stanley Ave. Dayton, Ohio[3]	5 yrs. to July 31, 2002, exercised first five year renewal July 31, 2007 one five year renewal

(1) The landlord is our former parent, Medicore. The lease is as favorable as may be obtained from unaffiliated third parties.

(2) This facility has been closed and the property subleased for the remainder of the term to an unaffiliated party for substantially similar rent.

(3) The landlord is owned by the former President and Director of Lytton and Director of the company. See Item 13, "Certain Relationships and Related Transactions." The company has a right of first refusal and an option to purchase these premises. This lease is guaranteed by the company.

Techdyne (Europe) owns an approximately 31,000 square foot facility in Livingston, Scotland that is listed as assets for sale. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The company maintains state-of-the-art manufacturing, quality control, testing and packaging equipment at all of its facilities in Florida, Ohio, Massachusetts, and Texas.

We believe that our equipment and facilities are adequate for our current operations.

We are subject to a variety of environmental regulations relating to our manufacturing processes and facilities. See "Government Regulation" and "Risk Factors" under Item 1, "Business."

Item 3. Legal Proceedings

The company is a party in a pending proceeding entitled *Lemelson Medical Education & Research Foundation, Limited Partnership v. Esco Electronics Corporation, et al.,* initiated in August 2000, pending in the United States District Court for the District of Arizona. Lemelson brought a suit against 91 named defendants, including our company, for infringement of a variety of patents owned by Lemelson, primarily relating to Lemelson's machine vision and bar code scanning patents. Each of the defendants is involved, as is the company, in the manufacture of electronic or semiconductor products. Lemelson simultaneously filed similar lawsuits in the same court against approximately another 350 defendants in different categories of electronic manufacturing. The matter has been referred to patent counsel, who filed jointly with the majority of the other named defendants, a motion to stay any further proceedings pending the resolution of a motion for summary judgment addressing the issue of the equitable defense of "prosecution laches" in an unrelated action entitled *Lemelson v. Symbol Technologies, Inc.* The equitable defense of prosecution laches is based on the assertion that Lemelson filed initial patent applications with USPTO in the 1950s and continued the patent prosecution through the 1990s continually amending his applications to include products and methods that have become prevalent in the market. In February 2002, the Federal Court of Appeals in the *Symbol Technologies* case found that prosecution laches is a viable defense to patent infringement claims. This determination is very favorable and could minimize or totally negate Lemelson's claim.

We assemble custom products to the specifications of our customers, and we rely on our customers' patents, designs, know-how and other intellectual property. At this early stage in the litigation, we are evaluating the Lemelson litigation and our potential exposure, but are unable to project the merits of Lemelson's claims, whether the litigation might result in material damages, or whether, if necessary, we could obtain a license from Lemelson. Should we be required to obtain such a license from Lemelson, there can be no assurance that a license could be obtained on acceptable terms. Any litigation of this type may result in substantial costs and diversion of our resources.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of our fiscal year to a vote of security holders through the solicitation of proxies or otherwise.

Item 5. Market For the Registrant's Common Equity and Related Stockholder Matters

The table below reflects the high and low closing sales prices for our common stock, which trades under the symbol "TCDN" as reported by the Nasdaq SmallCap Market. Prior to February 18, 2000, our common stock was traded on the Nasdaq National Market. The prices shown represent quotations between dealers, without adjustment for retail markups, markdowns or commissions and may not represent actual transactions.

2000	High	Low
1st Quarter	$ 3.63	$ 2.25
2nd Quarter	$ 3.19	$ 2.00
3rd Quarter	$ 2.75	$ 1.35
4th Quarter	$ 1.88	$ 0.75

2001	High	Low
1st Quarter	$ 1.50	$ 0.88
2nd Quarter	$ 1.50	$ 0.81
3rd Quarter	$ 1.34	$ 0.77
4th Quarter	$ 1.10	$ 0.81

At March 28, 2002, the closing sales price of our common stock was $0.99.

At March 20, 2002, we had 67 shareholders of record and based upon data obtained from our transfer agent, and we have approximately 552 beneficial owners of our common stock.

We have not paid, nor do we have any present plans to pay cash dividends on our common stock in the immediate future. In addition, our credit facilities with the Bank of Scotland prohibit us from declaring or paying dividends on our common stock without the Bank of Scotland's written consent. See Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Liquidity and Capital Resources."

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

Consolidated Statements of Operations Data
(in thousands except per share amounts)

	Years Ended December 31,				
	2001	2000	1999	1998	1997[1]
Revenues	$ 37,042	$52,767	$48,383	$44,927	$ 33,169
Net (loss) income	(2,806)	565	303	798	1,426
(Loss) earnings per share:					
Basic	$ (.43)	$ .09	$ .05	$ .15	$ .32
Diluted	$ (.43)	$ .09	$ .05	$ .13	$ .24

Consolidated Balance Sheet Data
(in thousands)

	December 31,				
	2001	2000	1999	1998	1997[1]
Working capital	$ 8,859	$12,443	$10,986	$ 9,321	$ 9,547
Total assets	21,209	27,876	26,796	23,818	24,625
Long-term debt [2]	6,371	8,582	7,962	7,581	6,926
Total liabilities	12,230	16,295	15,631	14,357	15,116
Stockholders' equity	8,979	11,581	11,165	9,461	9,509

---

(1) Reflects operations of Lytton commencing August 1, 1997. Lytton was acquired on July 31, 1997.
(2) Includes advances from parent for years prior to 2000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our operations have continued to depend upon a relatively small number of customers for a significant percentage of our net revenue. Significant reductions in sales to any of our large customers would have a material adverse effect on our results of operations. The level and timing of orders placed by a customer vary due to the customer's attempts to balance its inventory, design modifications, changes in a customer's manufacturing strategy, acquisitions of or consolidations among customers, and variation in demand for a customer's products due to, among other things, product life cycles, competitive conditions and general economic conditions. Termination of manufacturing relationships or changes, reductions or delays in orders could have an adverse effect on our results of operations and financial condition, as has occurred in the past. Our results also depend to a substantial extent on the success of our OEM customers in marketing their products. We continue to seek to diversify our customer base to reduce our reliance on our few major customers. See "Business Strategy" and "Customers" under Item 1, "Business."

The industry segments we serve, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Discontinuance or modification of products containing components manufactured by the company could adversely affect our results of operations. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A prolonged worldwide recession in the electronics industry, as we have experienced 2001, could have a material adverse effect on our business, financial condition and results of operations. Our 2001 operating results were adversely impacted by the severe instabilities experienced during the last 18 months in the telecommunications industry as well as a general downturn in the U.S. economy over the preceding year. We typically do not obtain long-term volume purchase contracts from our customers, but rather we work with our customers to anticipate future volumes of orders. Based upon such anticipated future orders, we will make commitments regarding the level of business we want and can accomplish the timing of production schedules and the levels of and utilization of facilities and personnel. Occasionally, we purchase raw materials without a customer order or commitment. Customers may cancel, delay or reduce orders, usually without penalty, for a variety of reasons, whether relating to the customer or the industry in general, which orders are already made or anticipated. Any significant cancellations, reductions or order delays could adversely affect our results of operations.

We use Electronic Data Interchange (EDI) with both our customers and our suppliers in our efforts to continuously develop accurate forecasts of customer volume requirements, as well as sharing our future requirements with our suppliers. We depend on the timely availability of many components. Component shortages could result in manufacturing and shipping delays or increased component prices, which could have a material adverse effect on our results of operations. It is important for us to efficiently manage inventory, proper timing of expenditures and allocations of physical and personnel resources in anticipation of future sales, the evaluation of economic conditions in the electronics industry and the mix of products, whether PCBs, wire harnesses, cables, or turnkey products, for manufacture. See "Electronic Manufacturing Industry" and "Supplies and Materials Management" under Item 1, "Business" and "Results of Operations" below.

We must continuously develop improved manufacturing procedures to accommodate our customers' needs for increasingly complex products. To continue to grow and be a successful competitor, we must be able to maintain and enhance our technological capabilities, develop and market manufacturing services which meet changing customer needs and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. Although we believe that our operations utilize the assembly and testing technologies and equipment currently required by our customers, there can be no assurance that our process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render our technology, equipment or processes obsolete or noncompetitive. In addition, to the extent that we determine that new assembly and testing technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to require significant capital investment.

During periods of recession in the electronics industry, as we have experienced in 2001, our competitive advantages in the areas of quick-turnaround manufacturing and responsive customer service may be of reduced importance to electronic OEMs, who may become more price sensitive.

Our results of operations are also affected by other factors, including price competition, the level and timing of customer orders, fluctuations in material costs (due to availability), the overhead efficiencies achieved by management in managing the costs of our operations, our experience in manufacturing a particular product, the timing of expenditures in anticipation of increased orders, selling, and general and administrative expenses. Accordingly, gross margins and operating income margins have generally improved during periods of high volume and high capacity utilization. We generally have idle capacity and reduced operating margins during periods of lower-volume production.

We compete with much larger electronic manufacturing entities for expansion opportunities. Any acquisitions may result in potentially dilutive issuance of equity securities, the incidence of debt and amortization expenses related to goodwill and other intangible assets, and other costs and expenses, all of which could materially adversely affect our financial results. Acquisition transactions also involve numerous business risks, including difficulties in successfully integrating the acquired operations, technologies and products or formalizing anticipated synergies, and the diversion of management's attention from other business concerns.

Results of Operations

The following is a discussion of the key factors that have affected our business over the last three years. This discussion should be read in conjunction with our consolidated financial statements and the related footnotes included herein.

2001 Compared to 2000

Consolidated revenues decreased approximately $15,724,000 (30%) for the year ended December 31, 2001, compared to the preceding year. There was a decrease in domestic sales of $13,303,000 (28%), and a decrease in European sales of $2,584,000 (53%) compared to the preceding year. The sale decrease was due primarily to a 61% decrease in our shipments to our customers in the telecommunications industry and to a lesser degree the general overall business decline in 2001 compared to 2000. Interest and other income increased by approximately $163,000 compared to the preceding year. This increase reflects the recognition of a $161,000 deferred gain on sale of a buildings to Medicore. See Note 4 to our consolidated financial statements in Part IV of this report.

Significant reductions in sales of Techdyne (Europe) during recent years have resulted in continuing losses. Net losses for this subsidiary amounted to $909,000 for the year ended December 31, 2001, and $328,000 for the preceding year. As a result of continuing operating losses, in April 2001 we decided to discontinue the manufacturing operations of Techdyne (Europe). We incurred a cost of approximately $225,000 for closing our Scottish manufacturing operations, primarily for severance benefits associated with 79 employees. In May 2001, Techdyne (Europe) entered into a management agreement with Simclar whereby Simclar undertook to manufacture products for Techdyne (Europe) and assist in management coordination. Subsequently on February 28, 2002, the company entered into an agreement with Simclar to transfer, at net book value, all operating assets and all liabilities of Techdyne (Europe), with the exception the land and building. The company plans to liquidate its European subsidiary when the land and building are sold. The company believes that the liquidation of this subsidiary will not require any additional write-down losses.

Approximately 57% of our consolidated sales for 2001 were made to five customers. Illinois Tool Works ("ITW") (26%) is the only customer that accounts for more than 10% of our total sales. The loss of or substantially reduced sales to any major customer would have an adverse effect on our operations if such sales were not replaced. See Item 1, "Business-Customers."

Cost of goods sold as a percentage of sales amounted to 94% for the year ended December 31, 2001, and 88% for the preceding year. We experienced decreases in utilization of our manufacturing facilities during 2001, which had a negative effect on our profit margins. Higher component costs during the first quarter of 2001 also had a negative effect on our profit margins. As the economic business cycle deteriorated in 2001, our product mix negatively affected our profit margin in the last half of the year.

Selling, general and administrative expenses, although decreasing by approximately $821,000 (17%) for the year ended December 31, 2001, compared to the preceding year, amounted to approximately 11% of sales for 2001 and 9% of sales for 2000. The decrease in 2001 was due primarily to the reduction in the costs of support personnel and marketing personnel, which amounted to approximately $501,000. The Company also recorded a charge of $304,000 in 2001 related to the forgiveness of stock option notes and related accrued interest as well as bonuses for certain officers and directors, all as a result of the sale of the Company to Simclar in June 2001.

Interest expense decreased approximately $248,000 for the year ended December 31, 2001, compared to the preceding year reflecting the decreased borrowings due to the reduction in trade receivables and inventories, along with declining interest rates during the year. The prime rate was 4.75% and 9.5% at December 31, 2001 and 2000, respectively.

2000 Compared to 1999

Consolidated revenues increased approximately $4,384,000 (9%) for the year ended December 31, 2000, compared to the preceding year. There was an increase in domestic sales of $3,341,000 (8%), and an increase in European sales of $1,051,000 (28%) compared to the preceding year. Interest and other income decreased by approximately $9,000 compared to the preceding year. The decrease reflects a decrease in interest income as a result of a reduction in invested funds.

Significant reductions in sales of Techdyne (Europe) during recent years have resulted in continuing losses. Net losses for this subsidiary amounted to $328,000 for the year ended December 31, 2000, and $577,000 for the preceding year. Techdyne (Europe) has continued its efforts at new business development; however, continuing losses have resulted in management's ongoing evaluation of the prospects for this facility.

Approximately 43% of our consolidated sales for 2000 were made to five customers. Customers generating at least 10% of sales included ITW (19%), Alcatel (12%) and Trilithic (12%). The loss of, or substantially reduced sales to, any major customer would have an adverse effect on our operations if such sales were not replaced. See Item 1, "Business-Customers."

Cost of goods sold as a percentage of sales amounted to 88% for the year ended December 31, 2000, and for the preceding year. We experienced increases in component costs during 2000 which had a negative effect on our profit margins; however, changes in product mix and a diversification of our customer base have offset this negative impact.

Selling, general and administrative expenses, although increasing by approximately $349,000 (8%) for the year ended December 31, 2000, compared to the preceding year, amounted to approximately 9% of sales for both periods. The increase in 2000 included increases in the cost of support personnel and increased marketing costs associated with efforts to increase sales.

Interest expense increased approximately $101,000 for the year ended December 31, 2000 compared to the preceding year reflecting the increased borrowings of Lytton, a portion of which were utilized to fund the remaining $1,100,000 payment in July 1999, on the Lytton acquisition purchase price guarantee and increases relating to increased borrowings under our new credit facilities. These increases were partially offset by a reduction of $112,000 for the year ended December 31, 2000, in interest on loans from Medicore due to its' conversion on September 30, 1999, of approximately $2,532,000 of a convertible note receivable from the company. The prime rate was 9.5% and 8.5% at December 31, 2000 and 1999, respectively.

Liquidity and Capital Resources

Our cash and cash equivalents balance at December 31, 2001, was approximately $1,021,000 compared to approximately $507,000 at December 31, 2000. Net cash provided by operating activities was approximately $2,167,000 in 2001 compared to approximately $519,000 in 2000. The increase in cash provided from operating activities was due primarily to the reduction in accounts receivable and inventories resulting from the sales volume decrease from the year 2000 to 2001 partially offset by decreases in accounts payable and accrued expenses.

At December 31, 2001, our average days sales outstanding was 44 days as compared to 54 days at December 31, 2000. The decrease of our average days sales outstanding is primarily the result of increased collection efforts and changes in customer base from 2000. Average inventory turnover was 4.2 and 4.6 times for the years ended December 31, 2000 and 2001, respectively. The decrease in inventory turnover is primarily due to the increased frequency in customer order cancellations and for rescheduling to a later delivery date during 2001 compared to 2000.

Cash flows used in investing activities decreased approximately $1,072,000 in 2001 compared to approximately $1,346,000 used for investing activities in 2000. Due primarily to the business downturn experienced in 2001 compared to 2000, the company decreased its net acquisition of property and equipment in 2001 compared to 2000. The company has a capital expenditure budget of $500,000 for 2002. Cash flow used in financing activities was approximately $1,375,000 compared to cash flow provided in 2000 of approximately $1,122,000. The cash flow was used to reduce the company's line of credit in 2001 (see paragraph below regarding the company's new credit facility) while the cash provided in 2000 was due primarily from an increase in line of credit.

On October 24, 2001, the company entered into two credit facilities with Bank of Scotland in Edinburgh, Scotland for an aggregate borrowing of $10,000,000. This new financing replaced the lines of credit and three commercial loans with The Provident Bank of Ohio, for Techdyne and Lytton. The new financing includes a line of credit, expiring May 31, 2002, with an interest rate at LIBOR rate plus 1.5% for a one, three or six month period, at the Company's election. The company elected the three-month interest period at 3.83% until January 24, 2002, and 3.31% from this date until April 24, 2002. This line of credit had an outstanding balance of approximately $881,000 at December 31, 2001. The financing also includes a seven-year term loan of $7,000,000 at the same interest rate as the line of credit. The term loan requires quarterly payments of $250,000 starting on January 24, 2002. The term loan had an outstanding balance of approximately $7,000,000 at December 31, 2001. The company is of the opinion that the Bank of Scotland will renew the $3,000,000 line of credit until May 31, 2003.

All of the assets of Techdyne and Lytton collateralize the credit facilities. The credit facilities require affirmative and negative covenants. Certain of the affirmative covenants require maintenance of a consolidated adjusted net worth greater than $9,000,000 after December 31, 2001; a ratio of consolidated current assets to consolidated net borrowing not less than 1.5 to 1; a ratio of consolidated trade receivable to consolidated net borrowings not less than .5 to 1; and a ratio of consolidated net income before interest and income taxes to total consolidated interest costs not less than 2 to 1. Some of the negative covenants, among others include, (1) granting or permitting a security agreement against the consolidated assets of the companies other than permitted security agreements, (2) declaring or paying any dividends or making any other payments on our capital stock, (3) consolidating or merging with any other entity or acquiring or purchasing any equity interest in any other entity, or assuming any obligations of any other entity, except for notes and receivables acquired in the ordinary course of business, (4) incurring, assuming, guarantying, or remaining liable with respect to any indebtedness, except for certain existing indebtedness disclosed in our financial statements, or (5) undertaking any capital expenditure in excess of $1,000,000 in any one fiscal year. The agreements also preclude changes in ownership in the companies, or any material change in any of our business objectives, purposes, operations and tax residence.

Our ability to comply with these provisions may be affected by changes in our business condition or results of our operations, or other events beyond our control. The breach of any of these covenants would result in a default under our debt. At December 31, 2001, we were in violation of the interest coverage covenant. Although the Bank of Scotland has waived this default, there can be no assurance that defaults in these or other covenants will not occur in the future, nor can there be any assurance that our lender will waive such future defaults. A default in the covenants would permit our lender to accelerate the maturity of our credit facilities and sell the assets securing them, which would cause the company to cease operations and seek bankruptcy protection.

Our indebtedness requires us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which could reduce amounts for working capital and other general corporate purposes. The restrictions in our credit facility could also limit our flexibility in reacting to changes in our business and increases our vulnerability to general adverse economic and industry conditions.

On October 11, 2001, Techdyne (Europe) entered into a credit facility with Bank of Scotland for an amount of £275,000 ($399,025). This facility comprises an eight-year term loan repayable in quarterly payments of £8,594 $(12,470) starting on January 11, 2002, with an interest rate of Bank of Scotland base rate plus 1.5% (effectively 3.81% at December 31, 2001). This line of credit had an outstanding balance of $399,025 at December 31, 2001. The proceeds from the credit facility were used to repay the 15-year mortgage loan of $371,000 as of September 30, 2001.

We have no off balance sheet financing arrangements with related or unrelated parties and no unconsolidated subsidiaries. In the normal course of business, we enter into various contractual and other commercial commitments that impact or can impact the liquidity of our operations. The following table outlines our commitments at December 31, 2001:

In millions	Total Amounts	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Long-term debt	$ 7,450	$ 1,429	$ 2,021	$ 2,000	$ 2,000
Operating leases (non-cancelable)	3,164	571	895	860	838
Bank line of credit	881	881	-	-	-
Total contractual	$ 11,495	$ 2,881	$ 2,916	$ 2,860	$ 2,838
Unused bank line of credit	$ 2,119	$ 2,119	$ -	$ -	$ -
Total commerical	$ 2,119	$ 2,119	$ -	$ -	$ -

Due to the operating loss experienced by the company in the fourth quarter of 2001, the company experienced an event of default as of December 31, 2001, relating to the interest coverage covenant. The company received a wavier from the Bank of Scotland stating that it has no intention of placing the credit facility in default.

Following its acquisition of a controlling interest in our company in June 2001, Simclar carried out a comprehensive review of various aspects of our business. That review highlighted a number of areas where change was considered necessary to bring the company's operations and cost base more into line with the current order backlog and business climate. The changes arising as a result of that review have now been implemented and the financial benefits of these are expected to have a positive effect on the company's financial performance in the forthcoming year. Such changes included the elimination of approximately 125 employees and a reduction in associated annual costs of $3,805,000. Additionally, the company on February 28, 2002 transferred all operating assets of Techdyne (Europe) to Simclar. Techdyne (Europe) incurred an operating loss of approximately $909,000 in 2001. The company's operating plans for the year 2002 reflect that the company will be in compliance with all the bank's financial covenants when tested in 2002. The company believes that the current levels of working capital and working capital generated from operations will be adequate to successfully meet its liquidity demands for next year.

Effect of Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), Business Combinations, and issued Statement of Financial Accounting Standards No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets. SFAS (SFAS No. 141), No. 141 eliminates the pooling-of-interest method of accounting for business combinations and requires that all business combinations be accounted for as purchases. In addition, SFAS No. 141 establishes new rules concerning recognition of intangible assets arising in a purchase business combination and requires enhanced disclosure of information in the period in which a business combination is completed. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 establishes new rules on accounting for goodwill whereby goodwill will no longer be amortized to expense, but rather will be subject to impairment review and will be effective for fiscal years beginning after December 15, 2001. Net income will increase when the amortization of goodwill to expense is stopped. Amortization expense related to goodwill was approximately $147,000, $142,000 and $124,000, respectively, for the years ended December 31, 2001, 2000 and 1999. In addition, upon adoption, we will perform the first of the required impairment tests of goodwill and have not yet determined what the effect of this test will be on the Company's financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations, " and in August 2001 issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 establishes standards of accounting for asset retirement obligations (i.e., legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived asset, except for certain obligations of lessees) and the associated asset retirement costs. SFAS No. 144 replaces existing accounting pronouncements related to impairment of disposal of long-lived assets. Both SFAS No. 143 and No. 144 are effective beginning with the Company's calendar 2002 year. The Company is currently evaluating the impact of these two statements, but does not expect that they will have a material impact on its financial condition or results of operations when they are implemented.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgements and estimates. On an on-going basis, we evaluate our estimates, the most significant of which include establishing allowances for doubtful accounts, allowances for inventory obsolescence, a valuation allowance for our deferred tax assets and determining the recoverability of our long-lived assets. The basis for our estimates are historical experience and various assumptions that are believed to be reasonable under the circumstances, given the available information at the time of the estimate, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. As described in Note 1 to the consolidated financial statements, actual results may differ from the amounts estimated and recorded in such financial statements.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Based on historical information, we believe that our allowance is adequate. However, changes in general economic, business and market conditions could affect the ability of our customers to make their required payments; therefore, the allowance for doubtful accounts is reviewed monthly and changes to the allowance are updated as new information is received.

Allowance for Inventory Obsolescence. We maintain an allowance for inventory obsolescence for losses resulting from inventory items becoming unusable in our manufacturing operations due to loss of a specific customers or a customers' product changes or discontinuations. Based on historical and projected sales information and our concentration of customers, we believe that our allowance is adequate. However, changes in general economic, business and market conditions could cause our customers to cancel, reduce or reschedule orders. These changes could affect our inventory turn over; therefore, the allowance for inventory obsolescence is reviewed monthly and changes to the allowance are updated as new information is received.

Valuation Allowance for Deferred Tax Assets. We had $587,000 deferred tax assets, including a $368,000 net operating loss carryforward benefit, in excess of deferred tax liabilities as of December 31, 2001. For financial reporting purposes we have recorded a valuation allowance of $587,000 due to the uncertainty of realizing these deferred tax assets.

Long-Lived Assets. We state our property and equipment at acquisition cost and compute depreciation by the straight-line method over estimated useful lives of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. A $105,000 write-down on the carrying costs of the building and equipment of our discontinued Scotland manufacturing facility was recorded in 2001 as further discussed under Item 7, "Results of Operations." No other write downs are currently anticipated. See also the related discussion under "Effect of Recently Issued Accounting Pronouncements" above.

Revenue Recognition. Revenue is recognized upon delivery of a product based upon a customer's order where the selling price is fixed and collectability is reasonably assured.

Related Party Transactions. Related party transactions as described in Notes 4 and 5 in the consolidated financial statements appearing in Part IV of this report, and are at terms no less favorable than would be received from third parties.

Cautionary Statement Concerning Forward-Looking Statements

This Form 10-K includes certain forward-looking statements with respect to our company and its business that involve risks and uncertainties. These statements are influenced by our financial position, business strategy, budgets, projected costs and the plans and objectives of management for future operations. They use words such as anticipate, believe, plan, estimate, expect, intend, project and other similar expressions. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, we cannot assure you that our expectations will prove correct. Actual results and developments may differ materially from those conveyed in the forward-looking statements. For these statements, we claim the protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Important factors include changes in general economic, business and market conditions, as well as changes in such conditions that may affect industries or the markets in which we operate, including, in particular, the impact of our nation's current war on terrorism could cause actual results to differ materially from the expectations reflected in the forward-looking statements made in this Form 10-K. Further, information on other factors that could affect the financial results of Techdyne, Inc. is included in Techdyne's other filings with the Securities and Exchange Commission. These documents are available free of charge at the Commissions website at http://www.sec.gov and/or fromTechdyne, Inc. The forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The company is exposed to market risks from changes in interest rates and foreign currency exchange rates.

Sensitivity of results of operations to interest rate risks on our investments is managed by conservatively investing liquid funds in short-term government securities and interest-bearing accounts at financial institutions in which we had approximately $520,000 invested at December 31, 2001.

Interest rate risks on debt are managed by negotiation of appropriate rates on new financing obligations based on current market rates. There is an interest rate risk associated with our variable rate debt agreements which totaled approximately $8,280,000 at December 31, 2001.

We have exposure to both rising and falling interest rates. A ½% decrease in rates on our year-end investments would result in a negative impact of approximately $2,000 on our results of operations. A 1% increase in rates on our year-end variable rate debt would result in a negative impact of approximately $51,000 on our operations.

Our exposure to market risks from foreign currency exchange rates relates to our European subsidiary whose results of operations when translated into U.S. dollars are impacted by changes in foreign exchange rates. A 10% strengthening of the U.S. dollar against the United Kingdom currency, the pound, would have negatively impacted 2001 earnings by approximately $91,000. We have not incurred any significant realized losses on exchange transactions and have not utilized foreign exchange contracts to hedge foreign currency fluctuations. If realized losses on foreign transactions were to become significant, we would evaluate appropriate strategies, including the possible use of foreign exchange contracts, to reduce such losses.

Item 8. Financial Statements and Supplementary Data

The financial statements of the company, and the related notes, together with the reports of PricewaterhouseCoopers LLP, dated April 4, 2002, and Wiss & Company, LLP, dated March 9, 2001, are set forth at pages F-1 through F-21 attached hereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Effective September 19, 2001, the board of directors of the company, upon the recommendation of the audit committee, dismissed Wiss & Company, LLP as our independent accountants, and engaged new independent accountants, PricewaterhouseCoopers, LLP, for the company's annual audit for our 2001 fiscal year. This matter was previously reported by the company on the Current Report on Form 8-K dated September 19, 2001, filed with the Securities and Exchange Commission on September 25, 2001.

The report of Wiss & Company, LLP on the Company's financial statements for the last two fiscal years ended December 31, 2000, contained no adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years ended December 31, 2000, and subsequent interim period to the date of September 19, 2001, there were no disagreements with Wiss on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, nor any "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission.

Item 10. Directors and Executive Officers of the Registrant

The information required by this item is included under the caption, "**Information about Directors and Executive Officers**" in our Information Statement relating to our 2002 annual meeting of shareholders to be held on June 5, 2002, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item is included under the caption, "**Executive Compensation**" in our Information Statement relating to our 2002 annual meeting of shareholders to be held on June 5, 2002, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is included under the caption, "**Security Ownership of Certain Beneficial Owners and Management**" in our Information Statement relating to our 2002 annual meeting of shareholders to be held on June 5, 2002, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this item is included under the caption, "**Certain Relationships and Related Transactions**" in our Information Statement relating to our 2002 annual meeting of shareholders to be held on June 5, 2002, and is incorporated herein by reference.

Part IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) **The following documents are filed as part of this Report.**

(1) The following financial statements are filed as part of this Annual Report on Form 10-K:

Independent Auditors' Report.

Consolidated Balance Sheets as of December 31, 2001 and 2000.

Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999.

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999.

Notes to the Consolidated Financial Statements.

(2) The following financial statement schedule is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in this Report:

Schedule II - Valuation and Qualifying Accounts

Schedules not listed above are omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or notes thereto.

(3) Exhibits:

Exhibit Number	*Exhibit Description*
3(i)	Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form SB-2 dated July 26, 1995, as amended August 21, 1995 and September 1, 1995, Registration No. 33-94998-A ("Form SB-2"), Part II, Item 27, 3(a)).
3(ii)	By-Laws (incorporated by reference to the Company's Form SB-2, Part II, Item 27, 3(b)), as amended June 27, 2001 (incorporated by reference to the Company's Form S-3 Registration dated January 23, 2002, Registration No. 333-81270, Part II, Item 16, 99(i)).
4(i)	Form of Common Stock Certificate (incorporated by reference to the Company's Form SB-2, Part II, Item 27, 4(a)).

4(ii)	Form of 1997 Stock Option Plan (incorporated by reference to the Company's Current Report on Form 8-K dated June 11, 1997 ("June 11, 1997 Form 8-K"), Item 7(c)(4)(i)).
4(iii)	Form of 1997 Incentive Stock Option (incorporated by reference to the Company's June 11, 1997 Form 8-K, Item 7(c)(4)(ii)).
4(iv)	Form of 1997 Non-Qualified Stock Option (incorporated by reference to the Company's June 11, 1997 Form 8-K, Item 7(c)(4)(iii)).
10(i)	Lease Agreement between the Company and Medicore, Inc. dated August 29, 2000 (incorporated by reference to Medicore Inc.'s Current Report on Form 8-K dated September 1, 2000).
10(ii)	Form of Exclusive Sales Representative Agreement (incorporated by reference to Medicore, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994, Part IV, Item 14 (a) 3 (10)(lxiv)).
10(iii)	Employment Agreement between the Company and Barry Pardon dated September 27, 2000 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, Part IV, Item 14(a), 10(iii)).
10(iv)	Promissory Note to Medicore, Inc. dated April 10, 1995 (incorporated by reference to the Company's Form SB-2, Part II, Item 27, 10 (a)(a)).
10(v)	Lease Agreement between the Company and Route 495 Commerce Park Limited Partnership dated March 25, 1997 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the first quarter of 1997, Item 6(a), Part II(10)).
10(vi)	Lease Agreement between the Company and PruCrow Industrial Properties, L.P. dated April 30, 1997 (incorporated by reference to the Company's Current Report on Form 8-K dated June 4, 1997 ("June 1997 Form 8-K"), Item 7(c)(10)(i)).
10(vii)	Lease Agreement between the Company and EGP Houston Partners Ltd. dated April 29, 1997 (incorporated by reference to the Company's June 1997 Form 8-K, Item 7(c)(10)(ii)).
10(viii)	Form of Stock Option to The Investor Relations Group, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated May 28, 1998, Item 7(c)(10)(i)).
10(ix)	Sublease between the Company and United Consulting Group dated August 23, 1999 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999; Part IV, Item 14(a)(10)(xiv).

10(x)		Amended Consent to Sublease between the Company, United Consulting Group, Inc., and United Computing Group, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, Part IV, Item 14(a), 10(xxv)).
10(xi)		Management Agreement between Techdyne (Europe) Limited and Simclar International Limited dated May 3, 2001 (incorporated by reference to the Company's Amended Quarterly Report on Form 10-Q for the first quarter of 2001, Item 6(a)(99)(i)).
10(xii)		Facility Letter, dated October 2, 2001, for the Company's financing with the Bank of Scotland (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 2001, Item 6(a)10(a)).
10(xiii)		Working Capital Facility Letter, dated October 21, 2001, for the Company's Financing with the Bank of Scotland (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 2001, Item 6(a)10(b)).
10(xiv)		Service Agreement between the Company and Simclar International Holdings Limited, effective July 11, 2001 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 2001, Item 6(a)10(c)).
10(xv)	*	Minute of Agreement between Techdyne (Europe) Limited and Simclar International Limited, effective February 28, 2002.
16(i)		Letter from Wiss & Company, LLP, dated September 28, 2001, addressed to the Securities and Exchange Commission (incorporated by reference to the Company's Current Report on Form 8-K/A dated September 19, 2001, Item 7, 16(a)).
21	*	Subsidiaries of the registrant.
23.1	*	Consent of PricewaterhouseCoopers LLP.
23.2	*	Consent of Wiss & Company.
24	*	Powers of Attorney

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* Filed with this Report.

(b) Reports on Form 8-K.

The Company filed a Current Report on Form 8-K, pursuant to Item 5 thereof, dated October 26, 2001, regarding the Company's entering into two credit facilities with the Bank of Scotland for an aggregate amount of $10 million.

(c) Exhibits.

The exhibits to this report follow the Signature Page.

(d) Financial Statement Schedules.

The financial statement schedule follows the exhibits to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHDYNE, INC.

Date: April 16, 2002

By: /s/ Barry J. Pardon
Barry J. Pardon, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
Samuel Russell* Samuel Russell	Chairman of the Board of Directors and Chief Executive Officer	April 16, 2002
/s/ Barry J. Pardon Barry J. Pardon	President and Director (principal executive officer)	April 16, 2002
John Ian Durie* John Ian Durie	Vice-President (Finance) and Director	April 16, 2002
David L. Watts* David L. Watts	Chief Financial Officer and Secretary (principal financial and principal accounting officer)	April 16, 2002
Lytton Crossley* Lytton Crossley	Director	April 16, 2002
Christina M.J.Russell* Christina Margaret Janet Russell	Director	April 16, 2002
Thomas Foggo* Thomas Foggo	Director	April 16, 2002
Kenneth Greenhalgh* Kenneth Greenhalgh	Director	April 16, 2002

*By: /s/ Barry J. Pardon
Barry J. Pardon, Attorney-in-Fact

The following consolidated financial statements of Techdyne, Inc. and subsidiaries are included in Item 8:

The following financial statement schedule of Techdyne, Inc. and subsidiaries is included in Item 14(d):

Schedule II – Valuation and qualifying accounts.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Techdyne, Inc. and Subsidiaries

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page F-1 present fairly, in all material respects, the financial position of Techdyne, Inc. and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(1) on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

April 4, 2002
Dayton, Ohio

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors
Techdyne, Inc.

We have audited the accompanying consolidated balance sheet of Techdyne, Inc. and subsidiaries as of December 31, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000. Our audit also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Techdyne, Inc. and subsidiaries at December 31, 2000, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ WISS & COMPANY LLP

March 9, 2001
Livingston, New Jersey

TECHDYNE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,021,112	$ 506,824
Accounts receivable, less allowances of $220,000 and $120,000 at December 31, 2001 and 2000, respectively	4,464,553	7,851,926
Inventories, less allowances for obsolescence of $959,000 and $783,000 at December 31, 2001 and 2000, respectively	8,241,680	10,183,134
Prepaid expenses and other current assets	184,475	701,507
Deferred income taxes	403,000	498,097
Total current assets	14,314,820	19,741,488
Property and equipment:		
Land and improvements	174,120	178,800
Buildings and building improvements	672,359	690,431
Machinery, computer and office equipment	7,370,178	7,654,995
Tools and dies	402,796	450,583
Leasehold improvements	545,162	621,788
	9,164,615	9,596,597
Less accumulated depreciation and amortization	5,247,725	4,605,128
	3,916,890	4,991,469
Deferred expenses and other assets, net	21,909	41,193
Costs in excess of net tangible assets acquired, less accumulated amortization of $605,000 and $459,000 at December 31, 2001 and 2000, respectively	2,954,995	3,101,635
	$ 21,208,614	$ 27,875,785
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Line of credit	$ 881,184	$ -
Accounts payable	2,080,102	4,248,750
Accounts payable to major stockholder - net	563,455	-
Accrued expenses	851,558	1,826,546
Current portion of long-term debt	1,079,578	625,048
Income taxes payable	-	99,433
Advances from parent	-	498,900
Total current liabilities	5,455,877	7,298,677
Deferred gain on sale of real estate	-	161,047
Long-term debt	6,370,844	8,582,289
Deferred income taxes	403,000	252,600
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value, authorized 10,000,000 shares; issued and outstanding 6,556,990 shares at December 31, 2001 and 2000	65,570	65,570
Capital in excess of par value	11,592,995	11,592,995
Retained (deficit) earnings	(2,244,972)	560,582
Accumulated other comprehensive loss	(226,875)	(222,325)
Notes receivable from options exercised	(207,825)	(415,650)
Total stockholders' equity	8,978,893	11,581,172
	$ 21,208,614	$ 27,875,785

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2001	2000	1999
Revenues:			
Sales	$36,825,274	$52,712,819	$48,320,096
Interest and other income	217,000	53,693	62,664
	37,042,274	52,766,512	48,382,760
Cost and expenses:			
Cost of goods sold	34,436,950	46,510,042	42,579,142
Selling, general and administrative expenses	3,940,055	4,761,240	4,411,685
Stock option note writeoff and bonus compensation	304,000	-	-
Shutdown of Scotland manufacturing operations including impairment loss	330,000	-	-
Interest expense	591,326	839,660	738,794
	39,602,331	52,110,942	47,729,621
(Loss) income before income taxes	(2,560,057)	655,570	653,139
Income tax provision	245,497	90,543	349,648
Net (loss) income	$ (2,805,554)	$ 565,027	$ 303,491
(Loss) earnings per share:			
Basic	$ (0.43)	$ 0.09	$ 0.05
Diluted	$ (0.43)	$ 0.09	$ 0.05

See notes to consolidated financial statements.

TECHDYNE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Capital in Excess of Par Value	Comprehensive Income	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Notes Receivable Stock Options	Advance Subsidiary Price Guarantee	Total
Balance at January 1, 1999	$ 52,501	$ 11,139,291		$ (307,936)	$ (31,638)	$ (113,850)	$ (1,277,711)	$ 9,460,657
Comprehensive income:								
Net income			$ 303,491	303,491				
Other comprehensive income:								
Foreign currency translation adjustments			(71,128)		(71,128)			
Comprehensive income			$ 232,363					232,363
Note conversion by Medicore (1,446,823 shares)	14,469	2,517,473						2,531,942
Exercise of stock options and warrants	500	49,500				(49,500)		500
Consultant stock options		40,000						40,000
Settlement subsidiary acquisition price guarantee	(2,950)	(2,374,761)					1,277,711	(1,100,000)
Balance at December 31, 1999	64,520	11,371,503		(4,445)	(102,766)	(163,350)	-	11,165,462
Comprehensive income:								
Net income			565,027	565,027				
Other comprehensive loss:								
Foreign currency translation adjustments			(119,559)		(119,559)			
Comprehensive income			$ 445,468					445,468
Exercise of stock options	1,450	252,300				(252,300)		1,450
Repurchase of 40,000 shares	(400)	(30,808)						(31,208)
Balance at December 31, 2000	65,570	11,592,995		560,582	(222,325)	(415,650)	-	11,581,172
Comprehensive income:								
Net income			(2,805,554)	(2,805,554)				
Other comprehensive loss:								
Foreign currency translation adjustments			(4,550)		(4,550)			
Comprehensive income			$ (2,810,104)	-				(2,810,104)
Forgiveness of stock option notes						207,825		207,825
Balance at December 31, 2001	$ 65,570	$ 11,592,995		$ (2,244,972)	$ (226,875)	$ (207,825)	$ -	$ 8,978,893

See notes to consolidated financial statements.

TECHDYNE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000	1999
Operating activities:			
Net (loss) income	$ (2,805,554)	$ 565,027	$ 303,491
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	1,234,035	1,261,455	1,192,204
Amortization	260,913	178,019	138,817
Deferred expenses and other assets	19,284	16,296	(1,329)
Bad debt expense	104,000	25,000	1,714
Provision for inventory obsolescence	698,581	421,888	404,762
Deferred income taxes	245,497	14,400	40,100
Recognition of deferred gain on sale of property	(161,047)	-	-
Forgiveness of notes reveivable from stock options	207,825	-	-
Consultant stock option expense	-	23,448	16,552
Increase (decrease) relating to operating activities from:			
Accounts receivable	3,283,373	131,756	(2,324,576)
Inventories	1,242,873	(1,155,456)	(2,036,063)
Prepaid expenses and other current assets	517,032	(334,999)	(110,005)
Accounts payable	(2,168,648)	(782,886)	1,820,943
Accounts payable to major shareholder, net	563,455	-	-
Accrued expenses	(974,988)	183,452	152,294
Income taxes payable	(99,433)	(28,239)	83,016
Net cash provided by (used in) operating activities	2,167,198	519,161	(318,080)
Investing activities:			
Subsidiary acquisition payments	-	(395,806)	(1,389,531)
Additions to property and equipment, net of minor disposals	(273,729)	(950,213)	(1,565,048)
Net cash used in investing activities	(273,729)	(1,346,019)	(2,954,579)
Financing activities:			
Line of credit payments	(7,486,249)	-	-
Line of credit borrowings	1,697,934	1,562,445	1,867,590
Other short-term bank borrowings	-	-	375,000
Payments on short-term bank borrowings	-	-	(375,000)
Exercise of stock options	-	1,450	500
Proceeds from long-term borrowings	7,399,025	150,000	783,333
Payments on long-term borrowings	(2,486,441)	(561,534)	(724,942)
(Decrease) increase in advances from parent	(498,900)	585	(100,331)
Repurchase of stock	-	(31,208)	-
Net cash (used in) provided by financing activities	(1,374,631)	1,121,738	1,826,150
Effect of exchange rate fluctuations on cash	(4,550)	21,601	(22,885)
Increase (decrease) in cash and cash equivalents	514,288	316,481	(1,469,394)
Cash and cash equivalents at beginning of year	506,824	190,343	1,659,737
Cash and cash equivalents at end of year	$1,021,112	$506,824	$190,343

See notes to consolidated financial statements.

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company operates in one business segment, the manufacture of electronic and electro-mechanical products primarily manufactured to customer specifications in the data processing, telecommunication, instrumentation and food preparation equipment industries.

Consolidation

The consolidated financial statements include the accounts of Techdyne, Inc. ("Techdyne") and its subsidiaries, including Lytton Incorporated ("Lytton"), Techdyne (Europe) Limited ("Techdyne (Europe)"), and Techdyne (Livingston) Limited which is a subsidiary of Techdyne (Europe), collectively referred to as the "Company." All material intercompany accounts and transactions have been eliminated in consolidation. The Company is a 72.1% owned subsidiary of Simclar International Holdings Limited ("Simclar"), which purchased the 71.3% interest of the Company's former parent, Medicore, Inc. ("Medicore'), on June 27, 2001. See Notes 4, 5 and 13.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values. The credit risk associated with cash and cash equivalents is considered low due to the high quality of the financial institutions in which the assets are invested.

Inventories

Inventories, which consist primarily of raw materials used in the production of electronic components, are valued at the lower of cost (first-in, first-out and/or weighted average cost method) or market value. The cost of finished goods and work in process consists of direct materials, direct labor and an appropriate portion of fixed and variable-manufacturing overhead. Inventories are comprised of the following:

	December 31, 2001	December 31, 2000
Finished goods	$ 584,397	$ 658,966
Work in process	1,216,328	2,586,900
Raw materials and supplies	6,440,955	6,937,268
	$ 8,241,680	$10,183,134

Property and Equipment

Property and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which are generally 25 years for buildings and improvements; 3 to 10 years for machinery, computer and office equipment; 3 to 10 years for tools and dies; and 5 to 15 years for leasehold improvements based on the shorter of the lease term or estimated useful life of the property. Replacements and betterments that extend the lives of assets are capitalized. Maintenance and repairs are expensed as incurred. Upon the sale or retirement of assets the related cost and accumulated depreciation are removed and any gain or loss is recognized.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Long-Lived Asset Impairment

Pursuant to Financial Accounting Standards Board (FASB) Statement No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed of," impairment of long-lived assets, including intangibles related to such assets, is recognized whenever events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be fully recoverable from estimated future cash flows and the fair value of the related assets is less than their carrying value. The Company based on current circumstances, does not believe any indicators of impairment are present, other than relative to the building located in Scotland, see Note 14. See also "New Pronouncements" below.

Deferred Expenses

Deferred expenses, except for deferred loan costs, are amortized on the straight-line method, over their estimated benefit period ranging to 60 months. Deferred loan costs are amortized over the lives of the respective loans. Accumulated amortization amounted to $9,699 and $15,529 at December 31, 2001 and 2000, respectively.

Cost in Excess of Net Tangible Assets Acquired

Cost in excess of net tangible assets acquired is being amortized on a straight-line basis over 25 years. If, in the opinion of management, an impairment of value occurs, based on the undiscounted cash flow method, any writedowns will be charged to expense. See also "New Pronouncements" below.

Income Taxes

Deferred income taxes at the end of each period are determined by applying enacted tax rates applicable to future periods in which the taxes are expected to be paid or recovered to differences between the financial accounting and tax basis of assets and liabilities.

Stock-Based Compensation

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), permits a company to elect to follow the accounting provisions of APB 25 rather than the alternative fair value accounting provided under SFAS 123 but requires pro forma net income and earnings per share disclosures as well as various other disclosures not required under APB 25 for companies following APB 25.

Earnings per Share

Diluted earnings (losses) per share gives effect to potential common shares that were dilutive and outstanding during the period, such as stock options and warrants using the treasury stock method and average market price, and contingent shares for the stock price guarantee for the acquisition of Lytton. The Company has various stock options; however, only those options which were anti-dilutive during the periods being reported on have been included in the earnings per share computations. For the year ended December 31, 2001, no potentially dilutive securities were included in the diluted earnings per share computation as the Company incurred a net loss for the period and to include them would be anti-dilutive.

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES–Continued

Following is a reconciliation of amounts used in the basic and diluted computations:

	Year Ended December 31,		
	2001	2000	1999
Net (loss) income – numerator basic computation	$ (2,805,554)	$ 565,027	$ 303,491
Weighted average shares – denominator basic computation	6,556,990	6,575,200	5,647,174
Effect of dilutive securities:			
Stock options	---	24,256	68,039
Contingent stock – acquisition	---	---	164,131
Weighted average shares, as adjusted – denominator	6,556,990	6,599,456	5,879,344
(Loss) earnings per share:			
Basic	$(0.43)	$.09	$.05
Diluted	$(0.43)	$.09	$.05

Accrued Expenses

Accrued expenses is comprised as follows:

	December 31, 2001	December 31, 2000
Accrued compensation	$ 319,682	$ 518,436
Other	531,876	1,308,110
	$ 851,558	$1,826,546

Estimated Fair Value of Financial Instruments

The carrying value of cash, accounts receivable and debt in the accompanying financial statements approximate their fair value because of the short-term maturity of these instruments, or in the case of debt, because such instruments bear variable interest rates which approximate market.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Major Customers

A majority of the Company's sales are to certain major customers. The loss of or substantially reduced sales to any of these customers would have an adverse effect on the Company's operations if such sales were not replaced.

Revenue Recognition

Revenue is recognized upon delivery of a product based upon a customer's order where the selling price is fixed and collectability is reasonably assured.

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES–Continued

Foreign Operations

The financial statements of the foreign subsidiary have been translated into U.S. dollars in accordance with FASB Statement No. 52. All balance sheet accounts have been translated using the current exchange rates at the balance sheet date. Income statement accounts have been translated using the average exchange rate for the period. The translation adjustments resulting from the change in exchange rates from period to period have been reported separately as a component of accumulated other comprehensive income included in stockholders' equity. Foreign currency transaction gains and losses, which are not material, are included in the results of operations. These gains and losses result from exchange rate changes between the time transactions are recorded and settled, and for unsettled transactions, exchange rate changes between the time the transactions are recorded and the balance sheet date.

Comprehensive Income

The Company follows FASB Statement No. 130, "Reporting Comprehensive Income" which contains rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statement of Stockholders' Equity.

New Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations", and issued Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets". SFAS No. 141 eliminates the pooling-of-interest method of accounting for business combinations and requires that all business combinations be accounted for as purchases. In addition, SFAS No. 141 establishes new rules concerning recognition of intangible assets arising in a purchase business combination and requires enhanced disclosure of information in the period in which a business combination is completed. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 establishes new rules on accounting for goodwill whereby goodwill will no longer be amortized to expense, but rather will be subject to impairment review and will be effective for fiscal year beginning after December 15, 2001. Net income will increase when the amortization of goodwill to expense is stopped. Amortization expense related to goodwill was approximately $147,000, $142,000 and $124,000, respectively, for the years ended December 31, 2001, 2000 and 1999. In addition, upon adoption, we will perform the first of the required impairment tests of goodwill and have not yet determined what the effect of this test will be on the Company's financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations, " and in August 2001 issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 establishes standards of accounting for asset retirement obligations (i.e., legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived asset, except for certain obligations of lessees) and the associated asset retirement costs. SFAS No. 144 replaces existing accounting pronouncements related to impairment of disposal of long-lived assets. Both SFAS No. 143 and No. 144 are effective beginning with the Company's calendar 2002 year. The Company is currently evaluating the impact of these two statements, but does not expect that they will have a material impact on its financial condition or results of operations when they are implemented.

NOTE 2–LONG-TERM DEBT

On October 24, 2001, the Company entered into two credit facilities with Bank of Scotland in Edinburgh, Scotland for an aggregate borrowing of $10,000,000. This new financing replaced the lines of credit and three commercial loans with The Provident Bank of Ohio for Techdyne and Lytton. The new financing includes a $3,000,000 line of credit, expiring May 31, 2002, with an interest rate at LIBOR rate plus 1.5% for a one, three or six month period, at the Company's election. The Company elected the three-month interest period at 3.83% until January 24, 2002, after this date the rate is 3.31% until April 24, 2002. This line of credit had an outstanding balance of approximately $881,184 at December 31, 2001. The financing also included a seven-year term loan of $7,000,000 at the same interest rate as the line of credit. The term loan specifies quarterly payments of $250,000 starting on January 24, 2002 plus interest. The term loan had an outstanding balance of $7,000,000 at December 31, 2001.

The credit facilities are collateralized by all the assets of the Company and requires affirmative and negative covenants be maintained by the Company. Certain of the affirmative covenants require maintenance of a consolidated adjusted net worth greater than $9,000,000 after December 31, 2001; a ratio of consolidated current assets to consolidated net borrowing not less than 1.5 to 1; a ratio of consolidated trade receivable to consolidated net borrowings not less than .5 to 1; and a ratio of consolidated net income before interest and income taxes to total consolidated interest costs not less than 2 to 1. Some of the negative covenants, among others, (1) include granting or permitting a security agreement against the consolidated assets of the companies other than permitted security agreements, (2) declaring or paying any dividends or making any other payments on the Company's capital stock, (3) consolidating or merging with any other entity or acquiring or purchasing any equity interest in any other entity, or assuming any obligations of any other entity, except for notes and receivables acquired in the ordinary course of business, (4) incurring, assuming, guarantying, or remaining liable with respect to any indebtedness, except for certain existing indebtedness disclosed in these financial statements, or (5) undertaking any capital expenditure in excess of $1,000,000 in any one fiscal year. The agreements also preclude changes in ownership in the companies, or any material change in any of our business objectives, purposes, operations and tax residence. At December 31, 2001, the Company was not in compliance with respect to the terms of the credit facilities as a result of not meeting certain financial covenant requirements. In April 2002, the Company obtained a wavier of the non-compliance.

On October 11, 2001, Techdyne (Europe) entered into a credit facility with Bank of Scotland for an amount of £275,000 ($399,025). This facility comprises an eight-year term loan repayable in quarterly payments of £8,594 ($12,470) starting on January 11, 2002 with an interest rate of Bank of Scotland base rate plus 1.5%. This line of credit had an outstanding balance of $399,025 at December 31, 2001 (effectively 3.1% at December 31, 2001). The proceeds from the credit facility were used to repay the 15-year mortgage loan of $371,000 as of September 30, 2001.

The Company had a three-year $4,500,000 commercial revolving line of credit with the Provident Bank of Ohio which became effective February 9, 2000 and maturing February 2003 with interest at prime minus ¼% and an option to fix the rate for up to 180 days at LIBOR plus 2.5%. This line of credit had an outstanding balance of approximately $3,883,000 at December 31, 2000. The bank also extended a $1,000,000 five-year term loan maturing February 2005 with monthly payments of $16,667 plus interest at the same interest rate as for the line of credit. This loan had an outstanding balance of approximately $833,000 at December 31, 2000. The interest rate on both loans was 9.25% as of December 31, 2000. The loans were collateralized by the business assets of the Company and were cross collateralized with the debt of Lytton.

Lytton had a $3,000,000 revolving bank line of credit requiring monthly interest payments at prime minus 1/4% with an option to fix the rate for up to 180 days at LIBOR plus 2.5% maturing

NOTE 2--LONG-TERM DEBT—Continued

February 2003. There was an outstanding balance on this loan of approximately $2,786,000 at December 31, 2000. Lytton had a $1,400,000 60-month installment loan with the same bank maturing February 2004, at an annual rate of prime minus ¼%, with monthly payments of $23,333 plus interest. The balance outstanding on this loan was approximately $1,028,000 at December 31, 2000. Lytton also has a $500,000 equipment loan agreement with the same bank maturing February 2003 with monthly interest payments until January 2001 and monthly principal payments of $6,000 plus interest commencing January 2001 with interest at prime minus ¼% and an option to fix the rate for 180 days at LIBOR plus 2.5%. This loan had an outstanding balance of $150,000 at December 31, 2000. The interest rate on all of the Lytton bank loans was 9.25% as of December 31, 2000. The business assets of Lytton collateralize all of these bank loans.

Long-term debt is as follows:	December 31, 2001	December 31, 2000
Term loan	$ 7,000,000	$ -
Term loan	399,025	-
Three year line of credit agreement	-	3,883,058
Term loan	-	833,330
Mortgage note collateralized by land and building with a net book value of $699,000 at December 31, 2000.	-	413,608
Line of credit	-	2,786,442
Installment loan	-	1,028,337
Equipment loan	-	150,000
Equipment loan requiring monthly payments of $4,298 including interest at 5.5% and maturing in April 2002.	16,996	66,157
Other	34,401	46,405
	$ 7,450,422	$ 9,207,337
Less current portion	1,079,578	625,048
	$ 6,370,844	$ 8,582,289

The prime rate was 4.75% and 9.50% as of December 31, 2001 and 2000, respectively.

Scheduled maturities of long-term debt outstanding at December 31, 2001 are approximately: 2002---$1,080,000; 2003---$1,064,000; 2004---$1,058,000; 2005---$1,050,000; 2006---$1,050,000; thereafter---$2,150,000. Interest payments on all of the above debt amounted to approximately $600,000, $784,000 and $581,000 in 2001, 2000 and 1999, respectively.

NOTE 3–INCOME TAXES

The Company files separate federal and state income tax returns from its former Parent, with its income tax liability reflected on a separate return basis. The Company has net operating loss carryforwards which amounted to approximately $944,000 at December 31, 2001, expiring through 2021.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes a valuation allowance of $587, 000 at December 31, 2001 was recognized to offset the deferred tax assets. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2001	2000
Deferred tax liabilities:		
Depreciation and amortization	$ 403,000	$ 252,600
Total deferred tax liability	403,000	252,600
Deferred tax assets:		
Inventory obsolescence	374,000	275,501
Cost capitalized in ending inventory	120,000	70,328
Accrued expenses	50,000	49,017
Other	78,000	36,979
Net operating loss carryforwards	368,000	66,272
Total deferred tax assets	990,000	498,097
Valuation allowance for deferred tax assets	(587,000)	---
Net deferred tax assets	403,000	498,097
Net deferred tax asset (liability)	$ ---	$ 245,497

A valuation allowance was provided to offset the deferred tax asset recorded at December 31, 2001 as management believed that it was more likely than not, based on the weight of the available evidence, this portion of the deferred tax asset would not be realized.

Deferred taxes in the accompanying balance sheets consist of the following components:

	December 31,	
	2001	2000
Current deferred tax asset	$ 403,000	$ 498,097
Current deferred tax liability	---	---
Net current deferred tax asset	403,000	498,097
Long-term deferred tax asset	---	----
Long-term deferred tax liability	(403,000)	(252,600)
Net long-term deferred tax asset (liability)	(403,000)	(252,600)
Net deferred tax asset (liability)	$ ---	$ 245,497

For financial reporting purposes, (loss) income before income taxes includes the following components:

	Year Ended December 31,		
	2001	2000	1999
United States (loss) income	$ (1,651,423)	$ 983,848	$1,229,773
Foreign loss	(908,634)	(328,278)	(576,634)
	$ (2,560,057)	$ 655,570	$ 653,139

NOTE 3--INCOME TAXES—Continued

Significant components of the provision (benefit) for income taxes are as follows:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$ ---	$ 20,000	$ 247,619
State	---	60,600	69,369
	---	80,600	316,988
Deferred:			
Federal	214,023	(18,489)	32,660
State	31,474	28,432	---
	245,497	9,943	32,660
	$ 245,497	$ 90,543	$ 349,648

Techdyne (Europe) files separate income tax returns in the United Kingdom.

The reconciliation of income tax attributable to income before income taxes computed at the U.S. federal statutory rates to income tax expense (benefit) is:

	Year Ended December 31,		
	2001	2000	1999
Statutory tax rate (34%) applied to income before income taxes	$ (870,419)	$222,894	$222,067
(Reduction) increases in taxes resulting from:			
State income taxes benefits-net of federal income tax effect	(75,256)	53,196	44,021
Tax rate differential relating to tax benefit of foreign operating loss	308,936	111,615	196,056
Reversal of deferred income taxes	245,497	---	---
Non deductible items	57,966	9,592	23,657
Change in deferred tax valuation allowance	587,000	(303,000)	(145,000)
Other	(8,227)	(3,574)	8,847
	$ 245,497	$ 90,543	$ 349,648

Undistributed earnings of the Company's foreign subsidiary amounted to approximately $481,000 and $1,390,000 at December 31, 2001 and 2000, respectively. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, foreign tax credits may be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $24,000 and $69,000 would be payable upon remittance of all previously unremitted earnings at December 31, 2001 and 2000, respectively.

Income tax payments were approximately $130,000, $368,000 and $227,000 in 2001, 2000 and 1999, respectively.

NOTE 4–TRANSACTIONS WITH SIMCLAR AND MEDICORE

The Company's parent, Simclar, provides certain financial and administrative services to the Company under a service agreement. The amount of expenses covered under the service agreement totaled $154,000 in 2001. Subsequent to Medicore's sale of its majority ownership interest to Simclar on June 27, 2001, Medicore continued to provide certain financial and administrative services to the Company under a service agreement through July 15, 2001, the effective date of cancellation of the agreement. The amount of expenses allocated by former parent Medicore under the service agreement totaled $195,000, $360,000, and $408,000 in 2001, 2000 and 1999, respectively.

Advances payable to Medicore on the balance sheet were approximately $499,000 at December 31, 2000 with interest at 5.7%. Interest on the net advances amounted to approximately $11,000, $31,000 and $143,000, in 2001, 2000 and 1999, respectively, and is included in the net balance due the former parent. The advances were repaid in full on October 26, 2001.

On March 27, 1990, the Company sold real property to Medicore. The gain on the sale of approximately $161,000, which was deferred due to the relationship of the parties, has been recognized in 2001, in accordance with the provisions of SFAS No. 66, "Accounting for Sales of Real Estate," as a result of Medicore's sale of its interest in the Company to Simclar. The premises are leased from Medicore under a 10-year net operating lease expiring August 31, 2010 at an annual rental of $120,000 plus applicable taxes.

In May 2001, Techdyne (Europe) entered into a management agreement with Simclar pursuant to which Simclar will manufacture products for Techdyne (Europe) and assist in management coordination. These expenses were approximately $1,103,000 in 2001. The Company has a net payable due to its parent, Simclar, of approximately $563,000 at December 31, 2001. The Company manufactured certain products for the parent, Simclar during 2001. Sales of the products were $190,000 in 2001.

NOTE 5–RELATED PARTY TRANSACTIONS

For the years ended December 31, 2001, 2000 and 1999, respectively, the Company paid premiums of approximately $434,000, $588,000 and $467,000, for insurance through a former director and stockholder, and the relative of a former director and stockholder.

For the years ended December 31, 2001, 2000 and 1999, respectively, legal fees of $44,000, $52,000 and $45,000 were paid to an officer of the former parent, Medicore, who acts as general counsel for the Company and the former parent.

Subcontract manufacturing is performed for the Company by a company whose President and shareholder is a former director of the Company. Subcontract manufacturing purchases from this company amounted to approximately $1,503,000, $2,302,000 and $1,728,000 in 2001, 2000 and 1999, respectively.

NOTE 6–COMMITMENTS AND CONTINGENCIES

Commitments

Lytton leases its operating facilities from an entity which is owned by Lytton's former owner and former President. The operating lease, which expires July 31, 2002, requires annual lease payments of approximately $234,000, adjusted each year based on the Consumer Price Index, and contains renewal options for a period of five to ten years at the then fair market rental value. The Company leases several

NOTE 6–COMMITMENTS AND CONTINGENCIES—Continued

facilities including that of Lytton and those under lease from its former Parent which expire at various dates through 2010 with renewal options for a period of five years at the then fair market rental value. the Company's aggregate lease commitments at December 31, 2001, are approximately: 2002--$571,000, 2003---$455,000, 2004---$439,000, 2005---$428,000 and 2006---$432,000. Total rent expense was approximately $669, 000, $818, 000 and $806, 000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Lytton sponsors a 401(k) Profit Sharing Plan covering substantially all of its employees. The Company adopted this plan as a participating employer effective July 1, 1998. The discretionary profit sharing and matching expense, including that of the Company and Lytton, amounted to approximately $64,000, $80,000 and $86,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from these matters will not have a material effect on the Company's financial position.

NOTE 7–STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as is discussed below, Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation" (SFAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.

In May 1994, the Company adopted a stock option plan for up to 250,000 options. Pursuant to this plan, in May 1994, the board of directors granted 227,500 options to certain of its officers, directors and employees. These options were exercisable for a period of five years at $1 per share. On June 30, 1998, 115,000 of these options were exercised and on May 10, 1999, 50,000 of the remaining options were exercised. The Company received cash payment of the par value and the balance in three-year promissory notes, presented in the stockholders' equity section of the balance sheet with interest at 5.16% for the June 1998 exercises and 4.49% for the May 1999 exercises.

On February 27, 1995 the Company granted non-qualified stock options, not part of the 1994 Plan, to directors of Techdyne and its subsidiary for 142,500 shares exercisable at $1.75 per share for five years. In April 1995, the Company granted a non-qualified stock option for 10,000 shares which vested immediately, not part of the 1994 Plan, to its general counsel at the same price and terms as the directors' options. On February 25, 2000, 145,000 of these options were exercised. The Company received cash payment of the par value and the balance in three-year promissory notes present in the stockholders' equity section of the balance sheet, with interest at 6.19%.

In June 1997, the Company adopted a stock option plan for up to 500,000 options, and pursuant to this plan the board granted 375,000 options exercisable for five years through June 22, 2002 at $3.25 per share, with 325,000 of these options outstanding at December 31, 2000. On June 30, 1999, the Company granted 52,000 options exercisable for three years through September 29, 2002 at $4.00 per share with 10,000 options outstanding at December 31, 2000. On August 25, 1999, the Company granted 16,000 options exercisable for three years through August 24, 2002 at $4.00 per share with 13,000 options outstanding at December 31, 2000. On December 15, 1999 the Company granted 19,000 options

NOTE 7--STOCK OPTIONS--Continued

exercisable for three years through December 14, 2002 at $4.00 per share with 13,000 options outstanding at December 31, 2000. On May 24, 2000, the Company granted 3,000 options exercisable for three years through May 23, 2003 at $4.00 per share, which remain outstanding at December 31, 2000. On October16, 2000, the Company granted 90,000 three year stock options exercisable at $2.00 per share through October 15, 2002, with one-third of the options vesting immediately, one-third vesting on October 16, 2001 and one-third vesting on October 16, 2002, but based on the change in control of the Company (see Notes 4, 5 and 13), all options vested on June 27, 2001, and 30,000 options were redeemed for $4,200.

The Company entered into a consulting agreement on July 1, 1999 for financial advisory services which ended on September 15, 2000. As compensation, the consultant received non-qualified stock options to purchase 100,000 shares of the Company's common stock exercisable at $3.50 per share that expire on September 15, 2000. These options were valued at $40,000 resulting in approximately $23,000 expense during 2000 and $17,000 expense during 1999.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the options issued during 2000 and 1999, respectively: risk-free interest rate of 5.88% and 5.20%, respectively; no dividend yield; volatility factor of the expected market price of the Company's common stock of .85 and .67, respectively; and an expected life of the options of 3 years and 1.8 years, respectively.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective input assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee's stock options.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. The Company's pro forma information for options issued is as follows:

	2001	2000	1999
Pro forma net (loss) income	$(2,805,554)	$557,000	$233,000
Pro forma earnings per share:			
Basic	$ (0.43)	$.09	$.04
Diluted	$ (0.43)	$.09	$.04

NOTE 7--STOCK OPTIONS--Continued

A summary of the Company's stock option activity, for the years ended December 31, follows:

	2001		2000		1999	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding-beginning of year	460,250	$2.02	688,250	$2.06	590,350	
Granted	0		93,000	1.75	187,000	$3.73
Exercised	0		(145,000)	3.57	(50,000)	1.00
Expired	(49,250)		(176,000)		(39,100)	2.77
Outstanding-end of year	411,000		460,250		688,250	
Outstanding and exercisable at end of year:						
May 1994 options	---		---		---	
February and April 1995 options	---		---		150,000	$1.75
June 1997 options	320,000	$3.25	325,000	$3.25	345,000	3.25
May 1998 options	0	4.25	6,250	4.25	6,250	4.25
June, August and December 1999 Options, and May 2000 options	31,000	4.00	39,000	4.00	87,000	4.00
July 1999 options	---		---		100,000	3.50
October 2000 options	60,000	2.00	90,000	2.00	---	
	411,000		460,250		688,250	
Weighted-average fair value of Options granted during the year	---		$.44		$.59	

The remaining average contractual life at December 31, 2001 is 1. 8 years for the October 2000 options, 2. 6 years for the June 1999, August 1999, December 1999 and May 2000 options, and . 5 years for the June 1997 options.

In June 2001, in connection with the sale to Simclar, the Company forgave stock option notes and related accrued interest totaling $207,825 from certain current and former officers and directors of the Company.

NOTE 8--COMMON STOCK

The Company has 411,000 shares reserved for future issuance at December 31, 2001, including: 320,000 shares for 1997 options; 31,000 shares for 1999 options; and 60,000 shares for 2000 options.

NOTE 9--QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following summarizes certain quarterly operating data:

	Year Ended December 31, 2001				Year Ended December 31, 2000			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(In thousands except per share data)							
Net Sales	$13,244	$ 9,312	$ 7,128	$ 7,138	$12,638	$12,280	$13,616	$14,178
Gross profit	1,468	322	413	125	1,162	1,420	1,700	1,920
Net income (loss)	1	(1,168)	(664)	(974)	(201)	(36)	224	578
Earnings (loss) per share:								
Basic	$ ---	$(.18)	$(.10)	$(.11)	$(.03)	$(.01)	$.03	$.09
Diluted	$ ---	$(.18)	$(.10)	$(.11)	$(.03)	$(.01)	$.03	$.09

Since the computation of earnings per share is made independently for each quarter using the treasury stock method, the total of four quarters earnings do not necessarily equal earnings per share for the year.

The Company recorded an adjustment to the valuation allowance relating to its deferred tax asset of approximately $521,000 during the fourth quarter of 2001; $66,000 during the third quarter of 2001; $303,000 during the fourth quarter of 2000 and $145,000 during the fourth quarter of 1999. In the third quarter of 2001, the Company recorded an adjustment of $77,000 related to a write down on buildings and equipment in Scotland (See Note 14).

NOTE 10--ACQUISITION

On July 31, 1997, the Company acquired Lytton, which manufactures and assembles printed circuit boards and other electronic products, for $2,500,000 cash, paid at closing, and issuance of 300,000 shares of the Company's common stock. The Company guaranteed that the seller would realize a minimum of $2,400,000 from the sale of these shares of common stock based on Lytton having achieved certain earnings objectives. The total purchase price in excess of the fair value of net assets acquired is being amortized over 25 years. Additional contingent consideration was due if Lytton achieved pre-defined sales levels. Additional consideration of approximately $396,000 and $290,000 was paid in April 2000 and April 1999, respectively, based on sales levels. As the contingencies have been resolved, additional consideration due, has been recorded as goodwill, and is being amortized over the remainder of the initial 25-year life of the goodwill.

NOTE 11--GEOGRAPHIC AREA DATA AND MAJOR CUSTOMERS

Summarized financial information for the Company's one reportable segment is shown in the following table.

Geographic Area Sales	2001	2000	1999
United States	$34,539,558	$47,843,141	$44,501,810
Europe(1)	2,285,716	4,869,678	3,818,286
	$36,825,274	$52,712,819	$48,320,096

(1)
Techdyne (Europe) sales are primarily to customers in the United Kingdom.

Geographic Area Property, Plant and Equipment (Net)	2001	2000	1999
United States	$2,999,125	$3,918,081	$4,074,801
Europe	917,765	1,073,388	1,284,854
	$3,916,890	$4,991,469	$5,359,655

Sales to major customers are as follows:

	Year Ended December 31,		
Major Customers	2001	2000	1999
Illinois Tool Works	$9,705,000	$10,196,000	$7,195,000
Motorola	----	----	6,338,000
Alcatel(2)	----	6,179,000	---
Trilithic(2)	----	6,177,000	---

(1) Less than 10% of sales for 2001 and 2000.
(2) Less than 10% of sales for 2001 and 1999.

NOTE 11--GEOGRAPHIC AREA DATA AND MAJOR CUSTOMERS--Continued

A majority of the Company's sales are to certain major customers. The loss of or substantially reduced sales to any of these customers would have an adverse affect on the Company's operations if such sales were not replaced.

NOTE 12--REPURCHASE OF COMMON STOCK

In October, 2000, the Company repurchased and cancelled 40,000 shares of its common stock with a repurchase cost of approximately $31,000. The Company currently has no formal plan to repurchase additional shares.

NOTE 13—SALE OF INTEREST

On April 6, 2001, the Company's former parent, Medicore, Inc., entered into an Agreement for Sale and Purchase of Shares with Simclar International Holdings Limited ("Simclar"), a private United Kingdom company, and the Company, pursuant to which Medicore agreed to sell its 71.3% interest in the Company's common stock to Simclar. The sale was subject to Medicore shareholder approval, which was obtained on June 27, 2001, on which date the sale closed.

NOTE 14 – CESSATION OF SCOTLAND MANUFACTURING OPERATIONS

As a result of continuing operating losses, in April 2001 the Company decided to discontinue the manufacturing operations of its European subsidiary, Techdyne (Europe). In May 2001, Techdyne (Europe) entered into a management agreement with Simclar pursuant to which Simclar would temporarily manufacture products for Techdyne (Europe) and assist in management coordination. The Company initially incurred a cost of approximately $225,000, primarily for severance benefits associated with 79 employees who were terminated during the second quarter of 2001 as a result of this decision. During the remainder of 2001, Techdyne (Europe) continued operations with approximately 2 employees (one as of December 31, 2001).

With the cessation of the manufacturing operations, the Company made the land, building and equipment available for sale during the third quarter of 2001. In connection with this process, the company recorded an adjustment of $77,000 based upon market information obtained from an unrelated third party during the third quarter of 2001 to adjust the land, building and equipment to its estimated fair value. During the fourth quarter, the Company recorded an additional $28,000 charge to further adjust to estimated fair value. Included in property and equipment at December 31, 2001 are assets held for sale, net of accumulated depreciation, in Scotland totalling approximately $918,000.

As of February 28, 2002 all remaining net assets and the remaining employee, except the building and land, were transferred to Simclar at net book value on that date. These net assets consisted principally of cash, receivables, payables and equipment. The management agreement with Simclar was also cancelled. Accordingly, the Company will no longer have European operations in 2002.

A. Schedule II - Valuation and Qualifying Accounts

Techdyne, Inc. and Subsidiaries
December 31, 2001

COL. A	COL. B	COL. C		COL. D	COL. E
Classification	Balance at Beginning of Period	Additions (Deductions) Charged (Credited)to Cost and Expenses	Additions Charged to Other Accounts Describe	Other Changes Add (Deduct) Describe	Balance at End of Period
YEAR ENDED DECEMBER 31, 2001:					
Reserves and allowances deducted					
From asset accounts:					
Allowance for uncollectable accounts	$ 120,000	$ 104,000		$ (4,000)(1)	$ 220,000
Reserve for inventory obsolescence	783,000	699,000		(523,000)(2)	959,000
Valuation allowance for deferred tax asset	----	587,000		(587,000)	----
	$ 903,000	$ 1,390,000		$ (1,114,000)	$1,179,000
YEAR ENDED DECEMBER 31, 2000:					
Reserves and allowances deducted					
From asset accounts:					
Allowance for uncollectable accounts	$ 67,000	$ 25,000		$ 28,000 (1)	$ 120,000
Reserve for inventory obsolescence	709,000	422,000		(348,000)(2)	783,000
Valuation allowance for deferred tax asset	303,000	(303,000)		----	----
	$1,079,000	$ 144,000	$ 0	$ (320,000)	$ 903,000
YEAR ENDED DECEMBER 31, 1999:					
Reserves and allowances deducted					
From asset accounts:					
Allowance for uncollectable accounts	$ 47,000	$ 2,000		$ 18,000 (1)	$ 67,000
Reserve for inventory obsolescence	544,000	405,000		(240,000)(2)	709,000
Valuation allowance for deferred tax asset	448,000	(145,000)		---	303,000
	$1,039,000	$ 262,000	$ 0	$ (222,000)	$1,079,000

(1) Uncollectable accounts written off, net of recoveries.
(2) Net write-offs against inventory reserves.